Exhibit 99.1

Consolidated Financial Statements
for the Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations
March 4, 2009

INTRODUCTION

Management’s discussion and analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect its future performance.  The MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2008 and the related notes contained therein.  All amounts in this MD&A and in the consolidated financial statements are expressed in United States dollars (“USD”), unless identified otherwise.  The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Pan American’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements.  Differences between Canadian and United States generally accepted accounting principles (“US GAAP”) that would have affected the Company’s reported financial results are set out in Note 22.  This MD&A refers to various non-GAAP measures, such as “cash and total cost per ounce of silver”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning.  To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable.  This MD&A is comprised of the following sections:

		Page
1	The “Profile and Strategy” section provides an overview of Pan American and its strategy for growth	3
2	The “Review of 2008” section discusses the highlights and significant events that occurred during the year and provides an analysis of Pan American’s 2008 operating performance and 2008 financial results	4
3	In the “Outlook” section, we present the Company’s operating forecasts for each of our operating mines in 2009	20
4	The “Liquidity and Capital Resources” section reviews our cash flow over the past three years, describes our current liquidity and financial position and discusses our expected capital requirements for 2009 and beyond	24
5	The “Risks and Uncertainty” section discusses the risks associated with Pan American’s business and our risk management programs to mitigate such risks	28
6	The “Critical Accounting Policies and Estimates” section identifies those accounting estimates that have the largest impact on the financial presentation	32
7	The “Future Accounting Changes” section identifies those accounting changes that may have a significant impact on the Company	33
8	Finally, the “Controls and Procedures” section describes the Company’s approach to internal controls and management’s assessment of the effectiveness of internal controls over financial reporting	35

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  Please refer to the cautionary note regarding the risks associated with forward looking statements at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Form 40F and Annual Information Form on file with the US Securities and Exchange Commission and the Canadian provincial securities regulatory authorities. Additional information about Pan American and its business activities is available on SEDAR at www.sedar.com

All scientific or technical information in this MD&A, including reserve estimates, for the Huaron, Morococha, Quiruvilca, Alamo Dorado, La Colorada, Manantial Espejo, and San Vicente properties was based upon information prepared by or under the supervision of Michael Steinmann, P.Geo., Executive Vice President Geology & Exploration and Martin G. Wafforn, P.Eng., Vice President Technical Services, who are “Qualified Persons” for purposes of National Instrument 43-101.

The Company’s 2009 budget and the resultant forecast numbers contained in this MD&A include estimates of future production rates for silver and other metals and future cash and total costs of production at each of the Company’s properties, which are forward-looking estimates.  These forecasts are based on the following key assumptions: (a) silver: $10.00 per ounce, zinc: $1,150 per tonne ($0.52 per lb), lead: $1,300 per tonne ($0.59 per lb), copper: $3,500 per tonne ($1.59 per lb), and gold: $725 per ounce; (b) that we are able to ship and sell all of our 2009 production in the 2009 financial year; (c) the Company’s forecast production for each individual mine is achieved; (d) the Company’s schedule for the ramp-up of production from Manantial Espejo and San Vicente is achieved; (e) there is no disruption in production, increase in costs or disruption due to: natural phenomena and hazards; technological, mechanical or operational disruptions; changes in local governments, legislation, taxation or the political or economic environment; fluctuations in the price of silver, gold or base metals; fluctuations in the local currencies of those countries in which the Company carries on business; unexpected work stoppages or labour disputes; fluctuations in the price for electricity, natural gas, fuel oil, and other key supplies; or transportation disruptions.

No assurance can be given that the indicated quantities of silver and other metals will be produced, or that projected cash costs or forecast capital costs will be achieved.  Expected future production, cash costs and capital costs are inherently uncertain and could materially change over time. If actual results differ from the assumptions set out above, the Company’s mineral production and cash costs may differ materially from the forecasts in this MD&A.

Profile and Strategy

Pan American was founded in 1994 with the specific intention of providing investors with the best investment opportunity to gain real exposure to silver prices.  To achieve this objective, the Company engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits throughout South America and Mexico.  The following pie graphs show the expected contribution to Pan American’s consolidated sales in 2009 from the various metals it produces and from each jurisdiction where the Company operates.

Expected Sales by Metal – 2009                                               Expected Sales by Jurisdiction - 2009

The Company's mission is to be the largest and lowest cost primary silver mining company globally, and to achieve this by constantly increasing its silver production and its silver reserves while optimizing its production methods.

To realize this mission, Pan American has focused on growing its base of low cost silver production by acquiring, exploring for and developing new silver deposits.  Having successfully executed this strategy to date, Pan American has uniquely positioned itself to take full advantage of certain strategic opportunities in the silver market, particularly in the current, volatile economic environment.

To execute this strategy, Pan American has assembled a sector leading team of mining professionals with a depth of exploration, construction, operating, and financing knowledge that allows the Company to confidently advance a new discovery or acquisition from discovery to development through construction and into operation.

Silver production has grown for 13 consecutive years.  At the end of 2008, Pan American had seven operating mines plus production from the pyrite stockpiles - a considerable portfolio of quality silver producing assets providing diversification of political and operational risk.  In 2009, the Company expects to increase production by 15% to 21.5 million ounces of silver and maintain that level of silver production for the next several years, as illustrated by the following bar chart.

Silver Production

Pan American is determined to carry out its mission in a responsible and sustainable manner.  The Company is focused on health and safety standards at all of our operations and is constantly striving to improve our safety record.  We have a proactive approach to minimizing and mitigating the environmental impacts of our activities by applying prudent design and operating practices and by continuing environmental education for employees and contractors.  Pan American is committed to maintaining positive relations with its employees, the local communities and government agencies, whom we view as partners in our enterprise.

REVIEW OF 2008

•	Highlights and Significant Events

•	Increased Silver and By-product Metal Production

Pan American produced 18.7 million ounces of silver in 2008, which was a 9% increase in silver production relative to 2007 or an additional 1.6 million ounces.  A full year of production at design capacity at the Alamo Dorado silver mine in Mexico, which produced 6.1 million ounces of silver in 2008, was the primary factor behind this achievement.  Pan American also increased its gold production by 7% to over 25,000 ounces and achieved 7% and 2% increases in the production of copper and zinc, respectively, while lead production decreased by 2% in 2008.

•	Record Sales and Operating Cash Flow

Pan American’s record annual sales in 2008 totalled $338.6 million, an increase of 12% over the sales recorded in 2007.  Cash generated by operating activities grew by 38% to $93.0 million in 2008.  The increases in sales and operating cash flow in 2008 relative to 2007 was driven by increased production and higher realized silver and gold prices, partially offset by declines in base metal prices and higher operating costs.

•	Robust Proven and Probable Silver Reserves

A successful exploration and reserve conversion program in 2008 allowed Pan American to replace the vast majority of the reserves that were mined during the year.  As at December 31, 2008,

proven and probable reserves totalled 223.7 million ounces, a decrease of 2% over the previous year (227.8 million ounces - 2007), after replacing ounces mined during 2008 and reducing the base metal price assumptions used to calculate reserves to reflect the declines in zinc, lead and copper prices in 2008.  For the complete breakdown of reserves and resources by property and category, please refer to Appendix 1 of this MD&A.

•	Completion of Manantial Espejo

The construction of Manantial Espejo (100% owned) in Argentina, Pan American’s seventh mine, was completed by the end of 2008.  The capital costs associated with the construction project totalled $228.4 million, which includes $31.2 million in refundable VAT tax.  The construction project consisted of developing two underground and two surface mines, constructing a 2,000 metric ton per day processing facility, installing the necessary site infrastructure and expanding housing in the local community.

With mechanical completion achieved by the end of 2008, the mine is moving successfully through commissioning activities and is expected to reach full capacity in the first quarter of 2009. Manantial Espejo is projected to produce 4.3 million ounces of silver and over 63,000 ounces of gold in 2009 at a cash cost of $2.25 per ounce of silver.

•	Expansion at San Vicente

As of the end of December 2008, the San Vicente expansion project was estimated to be 92% complete based on earned value progress.  Capital expenditures at San Vicente in 2008 totalled $58.8 million, bringing the total project costs at the end of 2008 to $70.3 million.  The capital cost at completion is currently estimated to be $73.3 million, inclusive of refundable VAT of $9.0 million.

At the end of 2008, construction work at the plant was focused on the installation of the ball and SAG mills, together with piping and electrical installations.  All other major equipment was in place in the plant.  The tailings dam was completed, along with two downstream collection ponds.  Power to the site on a new power line was activated in late January, 2009.  Plant commissioning activities have commenced and the first ore was introduced into the plant near the end of February, 2009.

Pan American expects to produce 1.9 million ounces of silver at a cash cost of $6.98 per ounce in 2009.  This forecast is based on a production ramp-up schedule, beginning in April and achieving design capacity (750 tonnes per day) by August.

•	2008 Operating Performance

Pan American operated six mines and a pyrite stockpile operation in Mexico and South America during 2008. In Peru, the Company operates the Huaron mine (99.9% owned), the Morococha mine (92.2% owned), and the Quiruvilca mine (99.9% owned) and has rights to process certain of the Pyrite Stockpiles. The Alamo Dorado and La Colorada mines are located in Mexico and are 100% owned. Pan American also operated the San Vicente mine in Bolivia through its 95% ownership of the entity which operates the mine through a joint venture agreement.

•	Consolidated Production and Cash Costs (Non-GAAP Measure)

The following table sets out select historic operating information for each operation and consolidated totals for the past three years.

2008	HUARON	MOROCOCHA	QUIRUVILCA	PYRITE STOCKPILES	ALAMO DORADO	LA COLORADA	SAN VICENTE	CONSOLIDATED TOTAL

PRODUCTION DATA
Tonnes Milled	732,146	599,174	349,022	38,712	1,478,423	377,844	93,591	3,630,200
Silver head grades (grams/tonne)	194	153	145	228	149	371	348
Silver recoveries	79%	84%	85%	-	89%	86%	84%
Silver ounces (000's)	3,628	2,476	1,383	284	6,116	3,911	875	18,673
Gold ounces	1,552	1,191	1,807	-	16,822	3,773	-	25,146
Zinc tonnes	11,047	16,677	8,263	-	-	1,835	1,989	39,811
Lead tonnes	5,903	6,266	2,793	-	-	1,012	-	15,974
Copper tonnes	1,707	2,026	2,185	-	-	-	152	6,069

COSTS
Cash costs per ounce	$ 8.06	$ 2.84	$ 6.61	$ 4.41	$ 4.38	$ 8.06	$ 7.57	$5.96
Non-cash costs per ounce	$ 1.32	$ 2.15	$ 2.45	$ -	$ 4.63	$ 2.03	$ 1.17	$2.79
Total costs per ounce	$ 9.38	$ 4.98	$ 9.05	$ 4.41	$ 9.02	$ 10.09	$ 8.75	$8.76

2007	HUARON	MOROCOCHA	QUIRUVILCA	PYRITE STOCKPILES	ALAMO DORADO	LA COLORADA	SAN VICENTE	CONSOLIDATED TOTAL

PRODUCTION DATA
Tonnes Milled	750,799	609,540	362,141	52,547	1,139,899	331,067	82,855	3,276,301
Silver head grades (grams/tonne)	196	172	162	269	127	437	296
Silver recoveries	81%	85%	83%	-	87%	85%	79%
Silver ounces (000's)	3,827	2,870	1,569	454	3,809	3,964	619	17,113
Gold ounces	3,496	1,306	1,566	-	13,335	3,877	-	23,580
Zinc tonnes	12,064	17,133	7,234	-	-	943	1,701	39,074
Lead tonnes	6,985	6,085	2,528	-	-	686	-	16,284
Copper tonnes	1,658	2,088	1,805	-	-	-	99	5,650

COSTS
Cash costs per ounce	$2.78	($2.16)	$2.43	$3.24	$4.41	$6.88	$5.41	$3.42
Non-cash costs per ounce	$1.19	$1.72	$1.54	-	$4.55	$1.80	$2.07	$2.27
Total costs per ounce	$3.97	($0.44)	$3.97	$3.24	$8.96	$8.68	$7.47	$5.69

2006	HUARON	MOROCOCHA	QUIRUVILCA	PYRITE STOCKPILES	ALAMO DORADO	LA COLORADA	SAN VICENTE	CONSOLIDATED TOTAL

PRODUCTION DATA
Tonnes Milled	693,285	577,201	370,115	58,016	-	233,743	29,618	1,903,963
Silver head grades (grams/tonne)	200	186	209	304	-	540	326
Silver recoveries	82%	85%	85%	-	-	85%	85%
Silver ounces (000's)	3,665	2,923	2,105	566	-	3,494	265	13,018
Gold ounces	1,832	1,019	1,106	-	-	3,501	-	7,457
Zinc tonnes	11,735	18,115	8,712	-	-	-	805	39,366
Lead tonnes	6,858	5,722	2,574	-	-	153	-	15,307
Copper tonnes	1,603	1,546	1,345	-	-	-	52	4,546

COSTS
Cash costs per ounce	$2.41	($3.71)	($0.04)	$3.17	-	$6.49	$3.49	$1.89
Non-cash costs per ounce	$1.30	$1.75	$1.28	-	-	$1.80	$0.28	$1.49
Total costs per ounce	$3.71	($1.96)	$1.25	$3.17	-	$8.29	$3.78	$3.38

Pan American‘s silver production increased by 1.6 million ounces to 18.7 million ounces in 2008 primarily driven by increased production at Alamo Dorado.  Silver production in 2008 was roughly in line with our forecast of 18.8 million ounces.  Higher than forecast silver production at Alamo Dorado and San Vicente made up for shortfalls relative to management’s expectations at the Peruvian operations.

Consolidated cash costs per ounce of silver were $5.96 in 2008, up from 2007’s cash costs per ounce of $3.42.  The higher cash costs in 2008 reflected the sharp decline in by-product credits as a result of the collapse in base metal prices in the second half of 2008 and the negative impact on the Company’s operating costs of the industry-wide escalations in energy, freight, consumables, and labour costs.  Consolidated cash costs per ounce in 2008 were 40% higher than management’s forecast of $4.27 per ounce due to lower than expected by-product credits and higher than expected cost escalations as just described.

Pan American achieved increases in gold, copper and zinc production relative to 2007, while lead production declined slightly.  Actual production in 2008 exceeded management’s forecasts in the case of copper by 12%, while zinc, lead and gold production fell short of management’s expectations (by 9%, 7% and 15%, respectively) due primarily to variations in actual grades relative to forecast grades and a delay in the completion of the construction of Manantial Espejo.

A description of each mine and an analysis of their 2008 operating performance, measured against 2007 operating performance and management’s forecasts follows:

•	Huaron Mine

Location ─ Pasco, Peru
Ownership:		99.9%
Proven & Probable Silver Reserves as at Dec 31, 2008 (000’s ounces):		62,005
Employment:		1,655
2008 Production	Silver:	3,628,490 oz
	Cash Costs:	$8.06 per oz

The Huaron silver-zinc underground polymetallic mine is Pan American’s most consistent silver producer.

The property is located 320 km northeast of Lima in the heart of the Cerro de Pasco district.  This is one of Peru's most important mining districts, accounting for more than half of the country's silver production.  Since operations began in 1912, Huaron has produced more than 224 million ounces of silver from 70 known veins.

Pan American acquired a majority interest in Huaron in March 2000.  The Company fast-tracked the project through feasibility, financing and rehabilitation to re-open the mine and commence full-scale operation in April 2001. Productivity improvements in recent years have increased tonnage capacity to over 60,000 tonnes per month.

During 2008, Huaron’s mill throughput decreased by 2% over the previous year primarily due to mechanical breakdowns related to a failure of the pinion gear of the primary ball mill.  A new replacement pinion gear has been ordered from the manufacturer and is expected to be delivered by mid-2009.  Meanwhile, the Company has been able to acquire a locally produced pinion that is operating satisfactorily.  Lower throughput combined with slightly lower grades resulted in 5% lower silver production compared to 2007.  Decreased mill tonnage and lower ore grades were also the primary factors behind the decrease in by-product production in 2008 relative to 2007.

Cash costs at Huaron increased significantly in 2008 to $8.06 per ounce from $2.78 per ounce in 2007.  Sharply lower by-product credits resulting from weaker base metal prices in 2008 and decreased production and increases in operating costs, particularly energy costs, combined to cause the deterioration in cash costs.  Huaron was negatively impacted by extremely high energy costs in 2008 caused from a shortage of power availability during the dry season between May and October 2008 when the hydro & carbon fuel generation capacities could not keep pace with the significant increase in demand.  Due to contractual provisions, Huaron was forced to pay extremely high margin power rates during periods when power supply was constrained.  The Company has been successful in adjusting these terms and does not anticipate a reoccurrence to the degree experienced in the dry season of 2008.

Silver production at Huaron in 2008 was within 2% of management’s forecast despite throughput rates being 5% lower than expected due to the ball mill pinion failure described previously.  However, the lower than expected throughput rates combined with lower than expected base metal grades and recoveries resulted in zinc and lead production trailing expectations by 24% and 19%, respectively.  In addition, by-product metal prices were lower than expected and resulted in actual cash costs of $8.06 per ounce that were 57% above forecast of $5.12 per ounce.

•	Morococha Mine

Location ─ Yauli, Peru
Ownership:		92.2%
Proven & Probable Silver Reserves as at Dec 31, 2008 (000’s ounces):		35,226
Employment:		1,882
2008 Production	Silver:	2,475,516 oz
	Cash Costs:	$2.84 per ounce

Pan American acquired the Morococha mine in Peru in August 2004. Morococha is an underground, polymetallic vein mine located 50 kilometres southwest of the Company's Huaron mine.

The Morococha district has been mined continuously for more than 100 years and lies within one of the world's most prolific mineral belts for polymetallic vein systems.  Morococha hosts a very large and prolific network of veins, mantos, chimneys, skarns, and other replacement bodies within a mineral rights package covering 110 square kilometres of concessions.

Mill tonnage at Morococha decreased by 2% in 2008, which together with lower silver grades and recoveries resulted in a 14% decrease in silver production compared to 2007.  The lower tonnage also resulted in 3% declines in the production of zinc and copper, but lead production increased by 3% due to higher grades and recoveries compared to 2007.

Morococha’s cash costs per ounce were $2.84 in 2008, compared to negative $2.16 in 2007.  Significant decreases in by-product credits that resulted from lower base metal production and sharply lower by-product prices in 2008 were the main factors behind the increase in cash costs per ounce.

Morococha’s performance was below management’s forecast of tonnage and silver grades in 2008, resulting in 7% lower silver production than expected primarily as a result of work stoppages due to labour disputes, many of which were driven by the National Miners Union not specifically targeting the Morococha operation.  Recoveries of zinc and lead were, however, above expectations and offset the shortfall in throughput rates, resulting in production that was in-line with forecasts.  Copper production fell short of management’s forecast by 8% due to lower than expected recoveries.  Morococha’s cash costs per ounce of silver in 2008 were expected to be $0.33, however, lower than expected by-product credits that resulted from sharply lower base metal prices resulted in actual cash costs of $2.84 per ounce.

•	Quiruvilca Mine

Location ─ Santiago de Chuco, Peru
Ownership:		99.9%
Proven & Probable Silver Reserves as at Dec 31, 2008 (000’s ounces):		3,357
Employment:		988
2008 Production	Silver:	1,382,990 oz
	Cash Costs:	$6.61 per oz

The Quiruvilca mine is located approximately 130 kilometres inland from the coastal city of Trujillo.  Mineralization was first reported in the area in 1789, and the mine has been in continuous operation since 1926. The underground workings cover an area four kilometres long by three kilometres wide and extend more than 400 meters in depth.  Pan American has operated Quiruvilca since late 1995.

In 2008, Quiruvilca produced 12% less silver ounces than in 2007 due to lower ore grades and a decrease in tonnage milled.  Base metal ore grades at Quiruvilca were all higher in 2008 resulting in increases in the production of zinc, lead and copper of 14%, 10%, and 21%, respectively.

Higher operating costs, combined with lower silver grades and by-product credits resulted in cash costs per ounce rising from $2.43 in 2007 to $6.61 in 2008.

Silver production during 2008 fell 8% short of management’s expectations, primarily because tonnage milled and silver ore grades were lower than expected.  Zinc production was 1% below forecast for the same reasons, while lead and copper production exceeded forecasts by 10% and 24% respectively, due to higher ore grades and recoveries from the areas mined.  Cash costs of $6.61 per ounce were 22% above management’s forecast of $5.40 per ounce primarily as a result of lower than expected base metal prices.

•	Pyrite Stockpiles

Location ─ Pasco, Peru
Ownership:		99.9%
Probable Silver Reserves as at Dec 31, 2008 (000’s ounces):		2,033
Employment:		5
2008 Production	Silver:	284,194 oz
	Cash Costs:	$4.41 per oz

The large, silver-rich stockpiles are located in the Cerro de Pasco mining district of Peru.  Volcan Compañía Minera, a Peruvian mining company, is the largest ore producer in this district.  For many decades, Volcan's Cerro de Pasco mine accumulated silver-rich stockpiles from which the silver could not be extracted by standard metallurgical processes.  In November 2002, Pan American acquired the stockpiles and entered into an agreement to mine and sell 600,000 tonnes of the highest grade silver stockpiles to the La Oroya smelter, where the ore is used as a process flux.

In 2008, demand for the stockpiled ore from the only buyer of this material, Doe Run Peru, decreased by 26% from 2007.  The average grade of the pyrite material sold declined by 15% in 2008, resulting in a 37% decrease in silver production.  Pan American’s agreement with Volcan entitles Volcan to a one-third interest in net operating cash flow from the Stockpiles.  As a result of Volcan’s interest, the higher the price of silver, the higher the cash cost per ounce at the stockpiles. Since the average silver price in 2008 was higher than in 2007, and also exceeded management’s expectations, the actual cost per ounce of $4.41 exceeded 2007 costs per ounce of $3.24 and management’s forecast of $3.28 per ounce.

•	Alamo Dorado Mine

Location ─ Sonora, Mexico
Ownership:		100%
Proven & Probable Silver Reserves as at Dec 31, 2008 (000’s ounces):		34,341
Employment:		276
2008 Production	Silver:	6,115,836 oz
	Cash Costs:	$4.38 per oz

Alamo Dorado is an open-pit mine located in the Mexican state of Sonora, approximately 320 km from the state capital of Hermosillo.  Corner Bay Silver, a Toronto-listed exploration company, began grassroots reconnaissance of the area in 1997.  Pan American acquired Corner Bay and the Alamo Dorado project in February 2003.  The mine began commercial production on April 1, 2007 after the construction of the mine, plant and related infrastructure was completed substantially on schedule and on budget by the end of 2006. The capital expenditures required for the construction of Alamo Dorado totalled approximately $80 million.

Mill tonnage at Alamo Dorado increased by 30% in 2008 to 1.56 million tonnes, which together with substantial improvements in silver grades to 149 gpt silver and recoveries to 89% resulted in a 61% increase in silver production to 6.1 million ounces compared to 2007’s 3.8 million ounces.  The higher mill throughput and gold recoveries in 2008 of 84%, partially offset by lower gold grades of 0.42 gpt resulted in a 26% increase in the production of gold to 16,822 ounces compared to 13,335 ounces in 2007.

 Alamo Dorado’s cash costs per ounce were $4.38 in 2008, which was similar to 2007’s cash costs of $4.41.  The cash cost benefits of higher throughput rates, improved recoveries and higher gold by-product credits were offset by escalations in operating costs.

Alamo Dorado performed well above management’s forecasts of silver grades and recoveries in 2008, resulting in 17% higher silver production than the 5.2 million ounces expected.  Gold production was slightly above the 16,369 ounce forecast while cash costs per ounce of silver of $4.38 in 2008 were within 5% of forecasted cash costs of $4.19 per ounce.

[Missing Graphic Reference]

•	La Colorada Mine

Location ─ Pasco, Peru
Ownership:		100%
Probable Silver Reserves as at Dec 31, 2008 (000’s ounces):		18,192
Employment:		579
2008 Production	Silver:	3,910,830 oz
	Cash Costs:	$8.06 per oz

Pan American acquired the La Colorada mine in 1998.  It consists of six contiguous blocks of exploration permits and exploitation claims totalling 2,230 hectares.

The project lies within a geologic belt known as the "faja de plata" (silver belt) that extends for 800 km along the Sierra Madre Mountains and is defined by prolific silver deposits that make Mexico the largest silver producing country in the world.  At La Colorada, in the opinion of management, the potential for extending reserves through discovery and additional development is considered to be excellent.

In 2008, silver production at La Colorada was in-line with 2007 production as a 14% increase in tonnage milled was offset by a 15% decrease in silver head grades.  The increased throughput rates and lower silver head grades was a consequence of expanding the capacity of the sulphide operation according to the mine’s remaining reserve distribution.  Production of zinc and lead also benefited from the expansion of the sulphide operation, increasing over 2007 production by 97% and 47% respectively.

Cash costs per ounce for 2008 averaged $8.06, which was 17% higher than the $6.88 previous year.  Operating cost benefits attributable to increasing mill throughput was partially offset by cost increases in labour and consumables.

Actual performance at La Colorada in 2008 with respect to throughput rates, silver grades and recoveries were all roughly in-line with management’s forecasts, resulting in the 3.9 million ounces of silver production that exceeded the anticipated production by 1%.  Zinc and lead head grades lagged below management’s expectations and, as a consequence, base metal production was approximately 10% below forecasts.  Actual cash costs of $8.06 per ounce were 8% higher than management’s forecast, mainly due to lower than expected by-product credit metal prices.

•	San Vicente Mine

Location ─ Pasco, Peru
Ownership:		95%
Probable Silver Reserves as at Dec 31, 2008 (000’s ounces):		30,640
Employment:		789
2008 Production	Silver:	875,083 oz
	Cash Costs:	$7.57 per oz

The San Vicente silver-zinc mine is located in the Bolivian Andes. More than 20 bonanza type silver-zinc veins are known to occur over an area of 1.5 kilometres on surface and extend to at least 200 meters in depth.  The project consists of 15 mining concessions totalling 8,159 hectares.

San Vicente was operated from 1972 to 1993 by COMIBOL, the Bolivian state mining company.  In 1999 Pan American optioned the project from COMIBOL under a joint venture agreement.  In 2005 Pan American restarted operations with a 55% interest in the project, milling ore at a nearby third party plant.  In June 2007 Pan American increased its ownership interest by 40% to 95%.

During 2008, San Vicente contributed 0.9 million ounces of silver to Pan American’s account, compared to 0.6 million ounces the previous year.  The increase was due to higher tonnage rates and increased head grades, and because of the 40% increase in Pan American’s ownership interest.  Zinc and copper tonnage attributable to Pan American increased in 2008 for the same reasons.

Cash costs of $7.57 per ounce in 2008 were 40% higher than $5.41 in 2007.  General escalations in operating costs and a significant decrease in the by-product credits due to lower base metal prices were the primary factors behind the increase.

Actual silver production attributable to Pan American in 2008 exceeded management’s forecast by 22% due to processing better than expected grades.  Attributable zinc and copper production were in-line with expectations and actual cash costs per ounce of $7.57 were within 1% of forecast $7.49.

•	Reconciliation of Cash and Total Costs per Ounce of Silver (Non-GAAP Measures)

The non-GAAP measures of cash and total cost per ounce of silver are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning.  To facilitate a better understanding of these measures as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as reported in our audited Consolidated Statement of Operations for 2008, 2007 and 2006.

Cash and Total Cost per Ounce Reconciliation
(in thousands of US dollars)		2008	2007	2006
Cost of Sales		$199,032	$167,797	$124,608
Add / (Subtract)
Smelting, refining, & transportation charges		58,378	87,019	69,394
By-product credits		(160,276)	(210,701)	(168,639)
Mining royalties		4,843	5,761	5,269
Worker’s participation and voluntary payments		(1,700)	(6,304)	(9,250)
Change in inventories		1,419	8,595	(2,016)
Other		3,980	(579)	2,634
Non-controlling interest adjustment		(1,043)	172	586
Alamo Dorado Commissioning Costs		-	2,719
Cash Operating Costs	A	104,663	54,478	22,587
Add / (Subtract)
Depreciation & amortization		46,349	28,992	17,520
Asset retirement & reclamation		2,687	2,860	2,457
Change in inventories		839	4,081	(1,455)
Other		(232)	(175)	(125)
Non-controlling interest adjustment		(605)	(933)	(652)
Alamo Dorado Commissioning Costs		-	1,304
Total Costs	B	$153,671	$90,607	$40,332

Payable Silver Production (000’s ounces)	C	17,543	15,912	11,922

Cash Costs per ounce	A/C	$5.96	$3.42	$1.89
Total Costs per ounce	B/C	$8.76	$5.69	$3.38

•	2008 Financial Results

The table below sets out highlights of Pan American’s quarterly results, expressed in thousands of US dollars (except for per share detail), for the past 12 quarters, together with select balance sheet information for the prior three years.

	QUARTERS ENDED (UNAUDITED)				YEARS ENDED
2008	MARCH 31	JUNE 30	SEPT. 30	DEC. 31	DEC. 31
Sales	$108,750	$104,079	$79,493	$46,278	$338,600
Mine operating earnings (losses)*	$48,375	$39,259	$15,469	$(9,884)	$93,219
General & Administrative	$(1,596)	$(3,751	$(2,305)	$(2,783)	$(10,435)
Exploration	$(714)	$(1,008)	$(1,507)	$(2,265)	$(5,494)
Net income (loss) for the period	$30,157	$21,357	$6,404	$(33,316)	$24,602
Net income (loss) per share - Basic	$0.38	$0.26	$0.08	$(0.41)	$0.31
- Diluted	$0.38	$0.26	$0.08	$(0.41)	$0.30

Other financial information:
Total Assets	$873,383
Total long-term financial liabilities	$102,715
Total Shareholders Equity	$685,641

2007	MARCH 31	JUNE 30	SEPT. 30	DEC. 31	DEC. 31
Sales	$48,057	$79,211	$87,907	$85,889	$301,064
Mine operating earnings*	$14,874	$31,417	$29,125	$28,859	$104,275
General & Administrative	$(1,858)	$(2,684)	$(1,860)	$(3,120)	$(9,522)
Exploration	$(549)	$(720)	$(101)	$(1,992)	$(3,362)
Net income for the period	$20,435	$18,472	$23,891	$26,062	$88,860
Net income per share - Basic	$0.27	$0.24	$0.31	$0.34	$1.16
- Diluted	$0.26	$0.23	$0.30	$0.33	$1.12

Other financial information:
Total Assets	$762,903
Total long-term financial liabilities	$99,219
Total Shareholders Equity	$599,617

2006	MARCH 31	JUNE 30	SEPT. 30	DEC. 31	DEC. 31
Sales	$45,744	$62,848	$64,268	$82,588	$255,447
Mine operating earnings*	$17,976	$31,060	$29,221	$35,063	$113,319
General & Administrative	$(1,933)	$(2,416)	$(2,739)	$(2,084)	$(9,172)
Exploration	$(1,234)	$(637)	$(2,267)	$(3,902)	$(8,040)
Net income (loss) for the period	$(2,761)	$14,964	$16,355	$29,648	$58,206
Net income/(loss) per share - Basic	$(0.04)	$0.21	$0.22	$0.39	$0.79
- Diluted	$(0.04)	$0.20	$0.20	$0.38	$0.76

Other financial information:
Total Assets	$679,995
Total long-term financial liabilities	$92,808
Total Shareholders Equity	$512,026

*Mine operating earnings/(loss) is equal to sales less cost of sales less depreciation and amortization, which is considered to be substantially the same as gross margin.
Notes:
- The Company did not declare or pay any dividends during the periods under review.
- The Alamo Dorado Mine achieved commercial production on April 1, 2007 and was the primary reason for the increases in sales beginning in the second quarter of 2007.
- Other variations noted in the Company’s quarterly sales figures occurred as a result of fluctuations in the realized metal prices and in the quantity of concentrates shipped in each period.

Net income for 2008 was $24.6 million, compared to a net income of $88.9 million for 2007.  Basic earnings per share for 2008 were $0.31 compared to earnings per share of $1.16 in 2007.  Net income for 2008 included (i) a write-down of the Quiruvilca mine of $15.1 million, (ii) foreign exchange losses of $8.8 million relating to devaluation of the Company’s monetary net assets that are denominated in currencies other than US dollars, (iii) other expenses of $4.7 million related to reductions in personnel, and (iv) a loss on commodity and foreign currency contracts of $1.6 million.  Net income for 2007 included a gain on the sale of the Company’s interest in the Dukat mine in Russia of $12.4 million and a gain on commodity and foreign currency contracts of $5.3 million.

Sales in 2008 were $338.6 million, a new annual record and an increase of 12% relative to sales of $301.1 million in 2007.  The average realized prices for the precious metals that the Company produces increased in 2008 compared to 2007; in particular, the average realized silver price increased by 11% to $14.93 per ounce while the average realized gold price increased 22% to $881 per ounce.  However, realized prices for base metals declined sharply in 2008 compared to 2007 prices.  Zinc prices declined, on average, by 42% in 2008 while average lead and copper prices declined by 20% and 4% over the same period, respectively.  The Company increased the quantity sold of all the metals it produced in 2008.  Silver sales increased by 16% to 17.5 million ounces, gold sales increased by 33% to 23,878 ounces while quantities of zinc, lead and copper increased by 1%, 13% and 15% respectively.

Cost of sales in 2008 was $199.0 million, a $31.2 million increase from the cost of sales recorded in 2007.  The main reasons for the higher cost of sales relative to a year ago were (i) a full year of commercial production at Alamo Dorado, which recorded cost of sales of $38.2 million in 2008 ($19.5 million in 2007), and (ii) the industry-wide escalations experienced in the cost of energy, labour, local currencies and consumables, which increased costs by 7% over 2007’s costs, on a per tonne basis.

Depreciation and amortization expense of $46.3 million was $17.4 million higher in 2008 than 2007 ($29.0 million).  The increase is mostly attributable to the increase in throughput rates and a full year of commercial production at Alamo Dorado.

Mine operating earnings, defined as sales less cost of sales and depreciation and amortization, were $93.2 million in 2008, a decline of 11% from 2007’s mine operating earnings of $104.3 million.  The decrease in mine operating earnings was a result of the increases in cost of sales and depreciation and amortization expense, which outweighed the increase in sales.

General and administrative costs, including stock based compensation, increased by 9% in 2008 to $10.4 million (2007: $9.5 million), reflecting increased staffing costs and travel costs.

Exploration and project development expenses in 2008 were $5.5 million compared to $3.4 million incurred in 2007.  The expenses recorded in 2008 primarily represented the costs associated with exploration drilling at La Colorada and Alamo Dorado and the Company’s business development activities.  2007’s expenses related mostly to the preparation of feasibility studies and holding costs at San Vicente and due diligence expenses associated with the Company’s business development activities.

Asset retirement and reclamation expense for 2008 was $2.7 million, similar to the $2.9 million incurred in 2007.  This cost was related to the accretion of the liability that the Company has recorded with respect to its mining operations as required by CICA Handbook Section 3110 – “Accounting for Asset Retirement Obligations”.  There were no significant changes to the Company’s closure estimates at any of its operations in 2008, other than an increase of closure liabilities at Manantial Espejo and San Vicente linked to construction activities.

Investment and other income for 2008 totalled $2.7 million (2007: $5.4 million) and was primarily made up of interest generated by the Company’s short-term investment portfolio.

Interest and financing expenses in 2008 were $1.0 million, which were primarily made up of financing and transactional charges, compared to $0.7 million incurred in 2007.

In the fourth quarter of 2008, the Company incurred a write-down of mining assets of $15.1 million related to the Quiruvilca mine.  The charge was a result of an impairment assessment that was completed at December 31, 2008, considering the Company’s plans to prepare the mine for care and maintenance in 2009.  The effect of this impairment charge is to reduce the carrying value of Quiruvilca to zero at December 31, 2008.  No write-down of assets was recorded in 2007.

Other charges in connection with the planned care and maintenance of Quiruvilca of $2.2 million were incurred in other expenses. These charges related to employee severance expenses and together with general reductions in personnel at the Company’s other operations, totalled $4.7 million in 2008, which compared to a charge of $0.3 million in 2007.

Foreign exchange loss for 2008 was $6.1 million compared to a gain of $0.9 million in 2007.  This loss was a result of the impact of fluctuations in local currencies in Canada, Argentina, Peru, and Mexico on cash and working capital balances that are denominated in those currencies, when re-measured in USD.  The extremely volatile conditions which prevailed in the currency markets in the second half of 2008 saw the USD strengthening significantly against all the currencies in which the Company operates, resulting in the loss.  The opposite was true in 2007, during which the USD showed weakness against many currencies, giving rise to the gain in the comparable period.

The Company recorded a loss on commodity and currency contracts of $1.6 million in 2008, compared to a gain of $5.3 million in 2007.  The loss in 2008 was comprised of a mark-to-market, unrealized loss of $8.9 million, offset by a realized $7.3 million gain.  The $1.6 million loss in 2008 was made up by a $16.1 million loss resulting from the strengthening of the US dollar relative to the Mexican Peso (“MXN”) and Peruvian New Sol (“PEN”) on the Company’s foreign exchange positions, offset in part by a gain of $14.5 million recorded on the Company’s base metal positions, which resulted from declines in the prices of zinc and lead.  Please see “Financial Instruments” under the “Liquidity and Capital Resources” section of this MD&A for more details.  The gain in 2007 was primarily attributed to the unrealized gain on open zinc and lead positions as at December 31, 2007.

The Company recognized a gain on sale of assets of $1.0 million related to the disposal of mineral interests in Peru compared to $12.4 million in 2007, which was related to the sale of the Company’s interest in the Dukat mine in 2004.

Income tax provision for 2008 amounted to $24.4 million compared to $19.6 million in 2007.  The increased income tax expense resulted primarily from higher taxable income in Mexico and alternative minimum tax in Mexico offset in part by lower current taxable income generated by our Peruvian operating subsidiaries in 2008 than in 2007.

The non-controlling interest in 2008 was $0.8 million compared to $3.1 million in 2007.  The non-controlling interest reflects the income after tax that is attributable to the minority shareholders of the entities which own the Morococha and San Vicente mines.  The Company owns approximately a 92.2% interest in the Morococha mine and a 95% interest in the San Vicente mine.  The Company’s Morococha mine had substantially lower net income in 2008 due to declining base metal prices, which was the main reason for the lower non-controlling interest recorded in 2008.

•	Financial Results: Fourth Quarter 2008

For the fourth quarter (“Q4”) of 2008, the Company recorded a net loss of $33.3 million compared to a $26.1 million net income in the comparable period of 2007.  Basic loss per share in Q4 of 2008 was $0.41 compared to earnings per share of $0.34 in the comparable period of 2007.  Q4 of 2008 included several atypical charges including (i) a write-down of the Quiruvilca mine of $15.1 million, (ii) negative sales adjustments related to provisionally priced sales in previous periods of $8.8 million, (iii) a loss on commodity and foreign currency contracts of $5.8 million (iv) other expenses of $4.7 million related to reductions in personnel and (v) foreign exchange losses of $1.0 million relating to devaluation of the Company’s net monetary assets that are denominated in currencies other than US dollars.  Q4 of 2007 benefited from significantly higher metal prices and the recognition of a $4.0 million gain on commodity and foreign currency contracts.

Sales for Q4 of 2008 were $46.3 million compared to $85.9 million in the comparable period of 2007 due primarily to the lower price environment for the metals the Company produced and to lower quantities of concentrates sold, partially offset by higher quantities of silver sold from Alamo Dorado in Q4 of 2008.  Concentrate inventories grew during the quarter and the Company ended 2008 with 13,800 tonnes of concentrates, which represents more than one-month’s production.

Cost of sales in Q4 of 2008 was $43.6 million compared to $48.8 million in Q4 of 2007, primarily due to the decrease in the quantity of concentrates sold relative to the comparable period.

Depreciation and amortization expense in Q4 of 2008 was $12.5 million compared to $8.2 million in Q4 of 2007.  The increase in depreciation and amortization expenses in Q4 of 2008 is due to the increased sales at Alamo Dorado relative to Q4 of 2007.

As previously described in this MD&A, the Company incurred a write-down of mining assets related to the Quiruvilca mine in Q4 2008.  Other charges in connection with the planned care and maintenance of Quiruvilca were incurred in other expenses related to employee severance expenses and general reductions in personnel at the Company’s other operations and totalled $4.7 million in Q4 2008, which compared to a charge of $0.3 million in the same period of 2007.

The loss on commodity and currency contracts in Q4 of 2008 was $5.8 million compared to a gain of $4.0 million in Q4 of 2007.  The loss in Q4 of 2008 was primarily attributed to the loss on currency positions in the MXN and PEN of $12.3 million offset in part by the gains on open zinc and lead positions of $6.4 million.

The income tax benefit recorded in Q4 of 2008 was $8.5 million, which is the tax benefit attributable to the loss generated by the Company during the period.  The income tax benefit compared to a tax provision of $0.6 million in Q4 of 2007, based on the taxable income generated in that period.

•	Financial Results: 2007 Compared to 2006

Net income for 2007 was $88.9 million, compared to net income for 2006 of $58.2 million.  Basic earnings per share for 2007 were $1.16 compared to $0.79 in 2006.  Net income for 2007 included a gain on the sale of the Company’s interest in the Dukat mine in Russia of $12.4 million and a gain on commodity and foreign currency contracts of $5.3 million. Included in net income for 2006 were a loss on commodity and foreign currency contracts of $18.3 million, and a gain on the sale of the Company’s interest in Dukat of $7.5 million.

Sales in 2007 were $301.1 million, an increase of 18% relative to 2006 sales.  The average realized prices for all of the metals that the Company produces increased in 2007 compared to 2006; in particular the average realized silver price increased by 21% to $13.48 per ounce while the average realized lead price increased 125% to $2,933 per tonne.  In addition to higher realized prices, the Company also increased the quantity of silver, gold and copper sold in 2007.  Silver sales increased by 21% to 15.1 million ounces, gold sales increased by 141% to 17,985 ounces while copper sales increased by 15% to 5,127 tonnes.  Sales of lead and zinc partially offset these increases, declining from the quantities sold in 2006 by 8% and 12% respectively.

Cost of sales in 2007 was $167.8 million, a $43.2 million increase from the cost of sales recorded in 2006.  The main reasons for the higher cost of sales relative to the prior year were (i) the commencement of commercial production at Alamo Dorado, which recorded cost of sales of $19.5 million in 2007, (ii) an increase in the mill throughput rates at the Company’s other operations of, on average, 12%, and (iii) the industry-wide escalations experienced in the cost of energy, labour, local currencies and consumables, which increased costs by 15% over 2006 costs, on a per tonne basis.

Depreciation and amortization expense of $29.0 million was $11.5 million higher in 2007 than 2006.  The increase is entirely attributable to the commencement of commercial production at Alamo Dorado.

Mine operating earnings, defined as sales less cost of sales and depreciation and amortization, were $104.3 million in 2007, a decline of 8% from 2006’s mine operating earnings.  The decrease in mine operating earnings was a result of the increase in sales being outweighed by the increases in cost of sales and depreciation and amortization expense.

General and administrative costs, including stock based compensation, increased by 4% in 2007 to $9.5 million (2006: $9.2 million), reflecting increased staffing costs, a stronger Canadian dollar against the US dollar, and increased travel costs.  Partially offsetting these factors was a decline in stock-based compensation, which declined to $2.1 million in 2007 from $2.9 million in 2006.

Exploration and project development expenses in 2007 were $3.4 million compared to $8.0 million incurred in 2006.  The exploration expenses recorded in 2007 primarily represented the costs associated with exploration drilling at La Colorada and Morococha.  2006’s expenses related mostly to the preparation of feasibility studies and holding costs at Manantial Espejo and San Vicente and due diligence expenses associated with the Company’s business development activities.

Asset retirement and reclamation expense for 2007 was $2.9 million, similar to the $2.5 million incurred in 2006.  These costs were related to the accretion of the liability that the Company has recorded with respect to its mining operations as required by CICA Handbook Section 3110 – “Accounting for Asset Retirement Obligations”.  There were no significant changes to the Company’s closure estimates at any of its operations in 2007, other than an increase of closure liabilities at Manantial Espejo linked to construction activities.  The resultant increase in our asset retirement obligation provision gave rise to a higher accretion charge associated with this liability.

Investment and other income, inclusive of foreign exchange gains for 2007 totalled $5.9 million (2006: $5.2 million) and were primarily made up of interest generated by the Company’s short-term investment portfolio.

Interest and financing expenses in 2007 were $0.7 million, which was primarily made up of financing and transactional charges, compared to $0.6 million incurred in 2006.

The Company recorded a gain on commodity and currency contracts of $5.3 million in 2007, compared to a loss of $18.3 million in 2006.  The gain in 2007 was primarily attributed to the unrealized gain on open zinc and lead positions as at December 31, 2007.  Please see “Financial Instruments” under the “Liquidity and Capital Resources” section of this MD&A.  The loss in 2006 was comprised of a loss on our zinc price protection program of $14.4 million, a loss on our silver fixing program of $3.6 million, and a loss on our Mexican peso forward purchases of $0.3 million.

The Company recognized a gain on sale of assets of $12.4 million in 2007, of which $10.3 million has been received and the balance was payable in December 2008 under the terms of the sale of our interest in the Dukat mine in 2004.  In 2006, the Company recorded an $8 million gain on the sale of our interest in Dukat and $0.6 million for the loss on the sale of obsolete equipment, all of which was recorded in Q4 of 2006.  The Company received the $8 million, booked on the sale of our interest in Dukat as a receivable in 2006, as expected in January 2008.  No further gains were recorded on the sale of our interest in Dukat.

Income tax provision for 2007 amounted to $19.6 million compared to $25.5 million in 2006.  The reduced income tax expense resulted primarily from lower current taxable income generated by our Peruvian operating subsidiaries in 2007 than in 2006 and the recognition of a future income tax benefit related to tax loss carry forward  associated with the Manantial Espejo project.  Management assessed that some of these tax losses will be utilized to shield future taxable income, thereby decreasing the future income tax provision, with a corresponding increase to income in the fourth quarter of 2007.

The non-controlling interest in 2007 was $3.1 million compared to $3.8 million in 2006.  The non-controlling interest reflects the income after tax that is attributable to the minority shareholders of the entities which own the Morococha and San Vicente mines.  The Company owned approximately an 89.4% interest in the Morococha mine and a 95% interest in the San Vicente mine as at December 31, 2007.  The Company acquired an additional 40% interest in San Vicente in June 2007, which was the main reason for the lower non-controlling interest recorded in 2007.

OUTLOOK

This section of the MD&A provides management’s production and costs forecasts for 2009.  We also discuss the major capital projects planned for each of the operations in 2009.  As the timing of cessation of mining activities at Quiruvilca is uncertain, no production from the mine has been incorporated in our forecasts for 2009.  These are forward-looking estimates and subject to the cautionary note regarding the risks associated with forward looking statements at the end of this MD&A.

Production Forecast – 2009:

2009	HUARON	MOROCOCHA	PYRITE STOCKPILES	ALAMO DORADO	LA COLORADA	SAN VICENTE	MANANTIAL ESPEJO	CONSOLIDATED TOTAL

PRODUCTION DATA
Tonnes Milled (000’s)	722	607	39	1,473	273	176	630	3,920
Silver head grades (grams/tonne)	224	165	200	114	436	400	235
Silver recoveries %	81%	84%	-	89%	88%	84%	90%
Silver ounces (000's)	4,200	2,700	250	4,800	3,350	1,900	4,300	21,500
Gold ounces	1,455	-	-	11,610	9,709	-	62,226	85,000
Zinc tonnes	13,473	17,331	-	-	1,506	3,818	-	36,129
Lead tonnes	5,414	6,488	-	-	913	-	-	12,814
Copper tonnes	2,344	2,214	-	-	-	438	-	4,996

COSTS
Cash costs per ounce	$8.14	$7.82	$2.93	$6.32	$8.01	$6.98	$2.25	$6.28
Non-cash costs per ounce	$1.26	$2.35	-	$4.44	$2.80	$2.94	$6.24	$3.56
Total costs per ounce	$9.40	$10.17	$2.93	$10.76	$10.81	$9.92	$8.49	$9.84

Silver production is expected to increase 15% in 2009 to 21.5 million ounces, as compared to 2008’s production.  The planned increase is primarily due to the commencement of production at Manantial Espejo and at the new processing facility at San Vicente.  Higher silver grades at Huaron in 2009 are also expected to result in increased silver production at that mine. These increases are expected to be partially offset by lower silver production at Alamo Dorado, as mining activities transition from the phase 1 pit to the phase 2 pit between late 2009 through most of 2010 and by decreased production from Quiruvilca as that operation is prepared for closure in 2009.

The ramp-up of operations at Manantial Espejo should result in a significant increase in our anticipated gold production in 2009 as compared to 2008.  Increased gold production is also anticipated at La Colorada as the high-grade Manto Yuri is mined and processed.  Base metal production is expected to decrease in 2009, primarily due to the Quiruvilca mine being prepared for care and maintenance and lower throughput rates at La Colorada.  These decreases are expected to be partially offset by an almost doubling of zinc production at San Vicente as the new processing facility commences operations and generally higher grades at Huaron and Morococha.

Cash costs are expected to increase to $6.28 per ounce compared to the 2008 cash costs of $5.96 per ounce. Forecasted reduction in by-product credits on a per silver ounce basis due to anticipated lower base metal prices account for most of the expected increase in cash costs, which should be offset by the addition of low-cost ounces from Manantial Espejo.

We are planning to invest $29.5 million in capital in 2009, split between development and construction capital of $5.5 million and sustaining capital of $24.0 million.  Development capital is required to complete the expansion and development of San Vicente (our 95% share).  The majority of the sustaining capital in 2009 is planned for Manantial Espejo mine developments and powerline project, Huaron deepening project and mine developments and Morococha mine developments.

Management’s forecast for each mine’s operating performance and capital requirements in 2009 follows:

•	Huaron Mine

In 2009, we expect to produce 4.2 million ounces of silver at a cash cost of $8.14 per ounce. Huaron plans to reduce mining and milling rates slightly from its 2008 rates by raising cut-off grades for ore mined to sustain positive operating cashflows during the depressed base metal price expectations.  As such, the reduced throughput is expected to be more than offset by higher silver grades and recoveries, resulting in a 16% increase in expected silver production. Similarly, increases in zinc and copper grades are expected to overcome the lower throughput rates, resulting in increases to the expected production of these metals.  Lead grades and recoveries are expected to decline, resulting in an 8% decrease in lead production due to mine plan adjustments.  Despite weaker local currency and lower mining costs and higher grades, cash costs per ounce are expected to increase slightly over the 2008 cash costs due to lower base metal prices, which reduce the by-product credits.

Capital spending at Huaron in 2009 will be significantly curtailed from the level of investments made in recent years focusing towards development capital necessary to open accesses to ore zones that are only 1 to 2 years away. The capital budget of $6.4 million also allows for the continuation of the deepening project to the 180 level of the mine with a significant portion of the budget allocated to ramp development and the rehabilitation of the D Shaft which will likely provide access to ore zones for many years to come.

•	Morococha Mine

We expect to produce 2.7 million ounces of silver at a cash cost of $7.82 per ounce in 2009.  Tonnes milled are expected to increase slightly from 2008 tonnage to a monthly average of 56,000 tonnes to off-set the effects of the depressed base metal prices.  Silver and base metal grades are also expected to increase relative to 2008 on account of higher mine cut-off grades, resulting in increases in expected production of all metals.  Operating costs are expected to decline over 2008 costs on a per tonne basis, especially in the mine, which relates to the reduction in the work force that took place at the end of 2008.  We anticipate cash cost per ounce in 2009 to increase sharply to $7.82 compared to 2008’s cash cost of $2.82.  Despite the lower operating cost per tonne, cash costs per ounce are expected to increase due to lower base metal price impacts on the by-product credits.

The primary objective at Morococha in 2009 is the integration of the mine production from various ore sources, including Codiciada, Morro Solar and La Paz veins, and to continue the mine development program on the 400 level. Morococha’s 2009 capital budget totals $5.4 million.

•	Quiruvilca Mine

The Company has decided to initiate the process necessary to suspend operations at its Quiruvilca mine in Perú during 2009.  Quiruvilca has been in operation for over 80 years and more recently has become increasingly reliant on base metal production, particularly zinc.  Declining base metal prices have rendered current reserves uneconomic.  Quiruvilca contributed less than 8% to the Company’s total silver production in 2008 and was expected to contribute even less, on a percentage basis, in 2009.  The objectives are to minimize the social and economic impacts and to maintain safety policies and procedures during the process.  The Company intends to significantly reduce underground development, maximize existing developed ore and prioritize the most cost efficient areas of the mine while methodically preparing the mine for a period of care and maintenance.  These activities could take approximately 6 to 8 months to complete.

While some silver and base metal production is expected at Quiruvilca in 2009, we have not included any production from Quiruvilca in our 2009 forecasts.  We expect to spend approximately $7 million to $10 million to decommission all personnel, perform some environmental stabilization projects, and maintain operations and monitor performance of the environmental systems, net of operating cash flow.

•	Pyrite Stockpile

In 2009, we expect to produce 0.25 million ounces of silver at a cash cost of $2.93 per ounce.  We expect the declining trend in both the grade and quantity of fluxes sold to continue in 2009, resulting in lower silver production.

•	Alamo Dorado Mine

In 2009, we expect to produce 4.8 million ounces of silver at a cash cost of $6.32 per ounce.  We assume Alamo Dorado will process an average of 4,150 tonnes per day of ore grading 114 gpt silver and that silver recoveries will average around 89%, resulting in a 22% decrease in silver production compared to 2008.  Gold production is also expected to decline to 11,610 ounces, 31% less than 2008’s gold production.  The reduction in expected silver and gold production in 2009 is a consequence of mining activities transitioning from the phase 1 pit to the phase 2 pit resulting in reduced availability of high grade ores between late 2009 through all of 2010.  During 2009, the mine is expected to move 6.3 million tonnes of material, of which 2.0 million tonnes are expected to be ore grade (strip ratio of 2.09).

Cash costs per ounce are expected to increase to $6.32, as higher mining rates, lower silver grades and higher cyanide consumption (due to elevated copper grades in the planned mined ore zones) are expected to outweigh the benefits of cost reductions and a weaker MXN. The relatively high depreciation charge at Alamo Dorado will add another $4.44 per ounce for a total cost per ounce of $10.76 in 2009.

Capital expenditures are expected to be $1.0 million, primarily for the purchase of mobile mine maintenance spares and the installation of an additional water supply well.

•	La Colorada Mine

In 2009, we plan to decrease production from the higher-cost Candelaria zone and to increase production from the Recompensa sulphide zone and the Estrella oxide zone to maximize profitability. Overall, throughput rates are expected to decrease by 28% relative to 2008 tonnage.  Silver grades are expected to increase 18% over 2008 due to increasing cut-off grades and avoiding processing marginal ore.  Higher gold grades are expected to result from the inclusion of the higher-grade Manto Yuri in the mine plan, which is the primary reason for the significant increase in gold production.

Operating costs in 2009 are expected to remain similar to 2008’s costs, with the cost implications of lower throughput being partially offset by cost reductions and a weak MXN.  Cash costs per ounce are expected to decrease by 1% from 2008’s costs as a result of processing higher silver grades and the benefit of higher by-product gold credits.

Capital expenditures at La Colorada in 2009 are expected to be $1.3 million, significantly reduced from the previous two capital budgets.  Planned capital expenditures in 2009 are related to completing the deep Candelaria zone raise bore and related ventilation project and the installation of an additional pumping station.  The next phase of tailings dam expansion has been delayed until 2010 on account of the reduced ore being processed in 2009.

•	Manantial Espejo Project

In 2009, we expect to produce 4.3 million ounces of silver at a cash cost of $2.25 per ounce, net of the expected by-product credits received from over 60,000 ounces of gold production.  The key objectives of the 2009 Manantial Espejo budget are to complete commissioning of all systems in the first quarter and to achieve full production milling and recovery rates by May.  Another important objective in 2009 is to substantially advance the 132 kV government-sponsored power line project construction, as reducing our reliance on diesel generators is an important component of the plan to reduce operating costs at the mine in the future.

Capital expenditures are expected to total $9.8 million in 2009.  The largest capital item is $5.4 million to be spent on advancing the power line.  Other significant capital expenditures of approximately $1.9 million are expected in underground mine development.

•	San Vicente Project

In 2009, we expect to produce 1.9 million ounces of silver at a cash cost of $6.98 per ounce.  Plant commissioning activities at San Vicente began in January, and our expectation is to achieve 100% of design capacity (750 tonnes per day) by August.  Our 2009 forecasts are reliant on sufficient water being available for planned throughput rates and to achieve assumed recovery rates. Production is expected to ramp up in the new mine, with longhole production from the high-grade Litoral vein initiating in April.

The capital budget for 2009 totals $5.5 million, including commissioning costs of $2.1 million and mine development costs of $1.4 million.  The main capital projects include the installation of a hoist and head frame above the Pelayo shaft, the construction of a concentrates storage facility in Uyuni, completion of the Angosta Mica waterline and pump project and communication upgrades.

Liquidity and Capital Resources

•	Cash Flow: 2008 and 2007

Operating activities generated $93.0 million in 2008, a record for the Company, compared to $67.4 million generated by operations in 2007.  Before changes in non-cash working capital items, which used $6.9 million in 2008 (2007 - $38.6 million), cash flow from operations in 2008 was $99.9 million (2007 - $105.9 million).  Operating cash flow in 2008 was negatively impacted by realized foreign exchange losses of $8.9 million.

Investing activities used $168.8 million in 2008 and were dominated by construction expenditures at Manantial Espejo of $126.4 million, while $54.6 million was spent on the expansion at San Vicente.  In addition, significant investments in property, plant, and equipment were made at Morococha, La Colorada, Huaron, and Quiruvilca where $18.8 million, $11.9 million, $13.5 million, and $5.3 million were spent, respectively.  Partly funding these expenditures and included in investing activities in 2008 was the sale of $62.8 million of short-term investments and the receipt of $12.2 million from the sale of our interest in other mineral assets.

Investing activities in 2007 consisted primarily of construction expenditures at Manantial Espejo of $66.3 million and San Vicente of $11.6 million.  Significant capital investment also occurred at Morococha, La Colorada, Huaron, and Quiruvilca where $13.6 million, $9.1 million, $9.9 million, and $4.4 million were spent, respectively.  The Company also invested $11.1 million into final construction of the Alamo Dorado mine.  Included in investing activities in 2007 was the sale of $24.9 million of short-term investments.

Financing activities in 2008 generated $50.7 million including proceeds from the exercise of warrants and share options of $50.8 million.  Also included are contributions from minority shareholders in the San Vicente project and short term loans of $2.5 million, partially offset by $2.6 million in dividends paid to minority shareholders of the entity that operates the Morococha mine in Peru.  Financing activities in 2007 included proceeds from the exercise of stock options of $5.2 million offset in part by dividends paid to minority shareholders of the Morococha mine in Peru.

•	Cash Flow: Fourth Quarter 2008

Cash flow used in operating activities in Q4 of 2008 was $4.9 million compared to cash generated from operating activities of $26.7 million in the comparable quarter of 2007.  Operating cash flow in Q4 of 2008 was negatively impacted by realized foreign exchange losses of $7.1 million.

Cash used in investing activities in Q4 of 2008 was $34.3 million, mainly to complete the construction of Manantial Espejo, where $26.4 million was spent, and to advance the expansion of San Vicente, where $22.6 million was spent during the quarter.  The Company also invested approximately $11.5 million at the other operations in Q4, offset in part by sales of short term investments of $23.3 million.  Q4 of 2007 used $40.1 million, mostly on the construction of Manantial Espejo and expansion of San Vicente.  During the quarter, we also invested $2.0 million in our short term investment portfolio.

In Q4 of 2008, cash generated by financing activities totalled $1.5 million and was comprised of advances against concentrate shipments.  In Q4 of 2007, cash used by financing activities totalled $0.5 million and was comprised of $3.0 million used to repay advances against concentrate shipments while the exercise of stock options and warrants generated $1.8 million and $0.7 million was contributed by minority shareholders as their share of the capital required for the expansion at San Vicente.

•	Cash Flow: 2006

Operating activities in 2006 generated cash flow of $65.9 million, while financing activities of $145.9 million in 2006 included the issuance of shares for cash.  Investing activities in 2006 consisted primarily of construction expenditures at Alamo Dorado of $46.4 million and Manantial Espejo of $20.2 million.  Significant capital investment also occurred at Morococha, La Colorada, Huaron, and Quiruvilca where $10.5 million, $7.9 million, $5.6 million, and $1.5 million were spent, respectively.  The Company also invested $4.3 million into upgrading infrastructure, equipment orders and engineering services at San Vicente in preparation for the expansion.  Included in investing activities in 2006 was the purchase of $65.6 million of short-term bonds as part of the Company’s cash management policy.

•	Liquidity and Capital Requirements

The Company’s cash balance at December 31, 2008 was $26.8 million, which was a decrease of $25.1 million from the balance at December 31, 2007.  This decrease in liquidity in 2008 resulted from the requirement to fund $243.8 million that was invested in the development and acquisition of mineral property, plant and equipment including $28.2 million in VAT payments, which are refundable.  The balance of this funding requirement was met from cash generated by operating activities of $93.0 million, plus the liquidation of $62.8 million of the Company’s investment portfolio, plus $12.2 million received from the sale of our interest in Dukat, plus financing activities of $50.7 million.  The balance of the Company’s short-term investments at December 31, 2008 was $3.4 million (2007: $55.4 million).  The Company does not own any asset-backed commercial paper in its investment portfolio.

On October 10, 2008, Pan American entered into a $70 million revolving credit facility (“the Facility”) with Scotia Capital and Standard Bank Plc (“the Lenders”).  The purpose of the Facility is for general corporate purposes, including acquisitions.  The Facility, which is principally secured by a pledge and lien of Pan American’s equity interests in its material subsidiaries, has a term of four years.  The interest margin on drawings under the Facility ranges from 1.25% to 2.00% over libor, based on the Company’s net debt to EBITDA ratio.  Pan American has agreed to pay a commitment fee of between 0.55% and 0.375% on undrawn amounts under the Facility, depending on the level of drawings and the Company’s net debt to EBITDA ratio.  Pan American has the ability to increase the Facility amount to $100 million by receiving additional commitments from one or more banks acceptable to the Lenders.  To the date of this MD&A, the Company has not made any drawings under the Facility.

On February 12, 2009, Pan American closed a public offering of common shares (the “Offering”).  Pursuant to the Offering, the Company issued 6,371,000 common shares at a price of US$16.25 per share, for aggregate gross proceeds of US$103.5 million and net proceeds, after underwriting fees, of US$98.6 million, including the exercise in full of the underwriters’ over-allotment option.  The Company estimates that an additional $1.5 million of other expenses were incurred related to the Offering.  The Company expects to use the net proceeds from the

Offering to fund acquisitions, development programs on acquired mineral properties, working capital requirements and for other general corporate purposes.

In October 2007 the Company secured a $50 million revolving credit facility primarily to fund the launch of a business development opportunity.  The credit facility was secured by certain of the Company’s short term investments.  This facility was cancelled by the Company early in 2008 after deciding not to pursue the business development opportunity further.

Pan American plans to invest $29.5 million in capital projects in 2009, split between development and construction capital of $5.5 million and sustaining capital of $24.0 million.  Please refer to the “Outlook” section of this MD&A for a more detailed description of the capital expenditures planned for each mine in 2009.  Alternatives for financing our future capital needs include our significant liquidity position, future operating cash flow, unutilized credit facilities and the proceeds of exercised share options.  In the opinion of management, based on the Company’s current liquidity position and the operating cash flows that are expected in 2009 of $56.6 million, the Company’s liquid assets will be sufficient to discharge liabilities as they come due and to fund planned project development and sustaining capital expenditures in 2009.

The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months can not be determined.

The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that are material, other than those disclosed in this MD&A and the audited consolidated financial statements and the related notes. The Company had the following contractual obligations at the end of 2008:

PAYMENTS DUE BY PERIOD (IN THOUSANDS OF DOLLARS)
		Less than	1 - 3	4 - 5	After
	Total	1 year	years	years	5 years
Capital Lease Obligations	$2,002	$1,473	$529	-	-
Purchase Obligations (1)	3,085	3,085	-	-	-
Retention Plan (2)	8,783	2,196	6,587	-	-
Total contractual obligations(3)	$13,870	$6,754	$7,116	-	-

(1)	Contract commitments for construction materials for the San Vicente project existing at December 31, 2008, which will be incurred during 2009.

(2)
In June 2008 the Company initiated a 3 year contractual retention plan for key officers and management, further discussed in Note 12. Contract commitments for the plan represent minimum payments expected to be paid out.

(3)	Amounts above do not include payments related to the Company’s anticipated asset retirement obligation (Note 10), nor do they include current liabilities of $79,281.

•	Financial Position

Capital resources at December 31, 2008 amounted to shareholders’ equity of $685.6 million (2007: $599.6 million).  At the date of this MD&A, March 4 2009, the Company had issued 87,179,107 shares.

Working capital at December 31, 2008 was $95.1 million, a decrease of $94.2 million from the prior year-end’s working capital of $186.3 million.  The decrease in working capital was mainly due to a $77.2 million decrease in cash and short-term investments, a decrease in accounts receivable of $6.3 million, and increased current liabilities of $22.7 million partially off-set by increases in inventories of $20.9 million, and unrealized gains on commodity contracts of $5.3 million.  The increase in inventories is mainly a result of stockpile additions at Manantial Espejo and San Vicente in anticipation of commencement of commercial production.  The increase in current liabilities is primarily a result of significantly higher taxes payable in Mexico as a result of an increase in taxable income generated.

Working capital at December 31, 2007 was $186.3 million, a decrease of $18.3 million from the prior year-end’s working capital of $204.6 million.  The decrease in working capital was mainly due to a $64.6 million decrease in cash and short-term investments partially off-set by increases in inventories of $29.5 million, unrealized gains on commodity contracts of $5.3 million and in accounts receivable of $2.6 million, plus a net decrease in current liabilities totalling $6.9 million.  The increases in inventories are a result of commencement of commercial production at Alamo Dorado and because of 9,800 dry metric tonnes of concentrates produced but not shipped at our Peruvian operations during 2007.  The decrease in current liabilities is primarily a result of significantly lower taxes payable in Peru as a result of paying tax instalments during the year, offset by an increase in accounts payable mainly resulting from commercial production at Alamo Dorado.

•	Financial Instruments

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted production under forward sales or option contracts.  At December 31, 2008, the Company had sold forward 3,000 tonnes of zinc at a weighted average price of $3,770 per tonne.  During January 2009, the Company closed its open zinc positions, thereby crystallizing a gain of $7.6 million, which is expected to settle each month until December 2009.  Similarly, prior to December 31, 2008 Pan American closed its open lead positions, which had the effect of establishing a gain of $3.2 million, which is due to settle monthly during 2009.  At the date of this MD&A, the Company had no net open positions in base metals.

Approximately one-third of the Company’s operating and capital expenditures are denominated in local currencies other than the US dollar.  These expenditures are exposed to fluctuations in US dollar exchange rates relative to the local currencies.  From time to time, the Company mitigates part of this currency exposure by accumulating local currencies or by entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to US dollars.  In anticipation of operating expenditures in Peruvian Nuevo sol (“PEN”) and Mexican pesos (“MXN”), at December 31, 2008 the Company has entered into foreign currency contracts with an aggregated nominal value of $51 million for PEN and $37 million for MXN settling between January and December 2009 at an average PEN/US$ exchange rate of 2.82 and an average MXN/US$ exchange rate of 10.99.  In addition, Pan American was holding cash balances equivalent to $0.7 million in PEN and $2.5 million in MXN as at December 31, 2008.  At December 31, 2008, the mark-to-market value of the Company’s local currencies positions was an unrealized loss of $14.2 million.

RISKS AND UNCERTAINTIES

•	Metal Price Risk

Pan American derives its revenue from the sale of silver, zinc, lead, copper, and gold.  The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control.  The following table illustrates the effect of changes in silver and gold prices on anticipated sales for 2009:  This analysis assumes that quantities of silver and gold produced and sold remain constant under all price scenarios presented.

Gold Price
	$500		$600	$725	$800	$900	$1,000	$1,100

	$5.00	$192,118	$200,470	$210,881	$217,124	$225,446	$233,764	$242,080
	$6.00	$214,116	$222,449	$232,854	$239,096	$247,417	$255,732	$264,048
	$7.00	$236,071	$244,398	$254,802	$260,992	$269,308	$277,623	$285,939
	$8.00	$257,963	$266,286	$276,689	$282,925	$291,241	$299,556	$307,816
Silver	$9.00	$279,559	$287,882	$298,280	$304,516	$312,831	$321,147	$329,462
Price	$10.00	$301,381	$309,702	$320,095	$326,332	$334,647	$342,962	$351,277
	$11.00	$323,254	$331,569	$341,963	$348,199	$356,514	$364,829	$373,074
	$12.00	$345,048	$353,363	$363,757	$369,993	$378,308	$386,623	$394,937
	$13.00	$366,912	$375,226	$385,620	$391,856	$400,171	$408,486	$416,801
	$14.00	$388,690	$397,004	$407,398	$413,634	$421,948	$430,263	$438,578
	$15:00	$410,548	$418,863	$429,256	$435,492	$443,807	$452,121	$460,436

Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, our policy is not to hedge the price of silver.

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production under forward sales and option contracts, as described under “Financial Instruments” in the “Liquidity and Capital Resources” section of this MD&A.  The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.

Since base metal and gold sales are treated as a by-product credit for purposes of calculating cash costs per ounce of silver, this non-gaap measure is highly sensitive to base metal and gold prices.  The table below illustrates this point by plotting the expected cash cost per ounce according to the 2009 budget against various price assumptions for the Company’s two main by-product credits, zinc and gold.

Gold Price
	$500		$600	$725	$800	$900	$1,000	$1,100

	$850	$7.71	$7.33	$6.84	$6.56	$6.17	$5.79	$5.40
	$950	$7.60	$7.21	$6.73	$6.45	$6.06	$5.68	$5.29
Zinc	$1,050	$7.49	$7.10	$6.62	$6.34	$5.95	$5.57	$5.18
Price	$1,150	$7.37	$6.98	$6.50	$6.21	$5.83	$5.44	$5.06
	$1,250	$7.26	$6.87	$6.39	$6.10	$5.72	$5.33	$4.95
	$1,350	$7.20	$6.81	$6.33	$6.04	$5.66	$5.27	$4.89
	$1,450	$7.09	$6.70	$6.22	$5.93	$5.55	$5.16	$4.78

The Company has long-term contracts to sell the zinc, lead and copper concentrates produced by the Quiruvilca, Huaron, Morococha, San Vicente and La Colorada mines.  These contracts include provisions for pricing the contained metals, including silver, based on average spot prices over defined 30-day periods that may differ from the month in which the concentrate was produced.  Under these circumstances, the Company may, from time to time, fix the price for a portion of the payable metal content during the month that the concentrates are produced.

•	Credit Risk

The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Quiruvilca, Huaron, Morococha, San Vicente and La Colorada mines.  Concentrate contracts are common business practice in the mining industry.  The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of our concentrates.  At December 31, 2008 the Company had receivable balances associated with buyers of our concentrates of $11.8 million (2007 - $31.3 million).  The vast majority of our concentrate is sold to four well known concentrate buyers.

Silver doré production from La Colorada, Alamo Dorado and Manantial Espejo is refined under long term agreements with fixed refining terms at five separate refineries worldwide.  The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover our precious metals in such circumstances.  At December 31, 2008 the Company had approximately $6 million of value contained in precious metal inventory at refineries (2007 - $3 million).  The Company maintains insurance coverage against the loss of precious metals at our mine sites, in-transit to refineries and while at the refineries.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.  As described more fully under “Financial Instruments” in the “Liquidity and Capital Resources” section of this MD&A, the Company expects to receive settlements of its zinc and lead positions totalling $10.8 million during 2009, which are subject to credit risk of three large financial institutions.

Refined silver and gold is sold in the spot market to various bullion traders and banks.  Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.

The Company has never had any material performance or payment disputes with its refiners, trading counterparties or customers; however management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts.  Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

•	Exchange Rate Risk

Pan American reports its financial statements in USD; however the Company operates in jurisdictions that utilize other currencies.  As a consequence, the financial results of the Company’s operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies.  Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.  The local currencies that we have the most exposure to are the PEN and MXN.  The following table illustrates the effect of changes in the exchange rate of PEN and MXN against the USD on anticipated cost of sales for 2009, expressed in percentage terms:  Under this analysis, our cost of sales is reflected at 100% at our budget foreign exchange assumptions for the PEN and MXN of 3.10 and 13.00 per one USD, respectively.  Devaluation of the USD relative to the PEN and MXN has the effect of increasing our anticipated cost of sales above 100%, and vice versa.

					MXN
		10.00	11.00	12.00	13.00	14.00	15.00	16.00
	2.50	110%	108%	106%	105%	103%	102%	102%
	2.70	108%	106%	104%	103%	102%	101%	100%
	2.90	106%	104%	103%	101%	100%	99%	98%
PEN	3.10	105%	103%	101%	100%	99%	98%	97%
	3.30	104%	102%	100%	99%	98%	97%	96%
	3.50	103%	101%	99%	98%	97%	96%	95%
	3.70	102%	100%	98%	97%	96%	95%	94%

In order to mitigate this exposure, from time to time the Company has purchased PEN, MXN and Canadian dollars to match anticipated spending.  At December 31, 2008, the Company open currency forward positions are described under “Financial Instruments” in the “Financial Position” section of this MD&A.

•	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows.  The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.  The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents and committed loan facilities.

The recent volatility of the metals markets and the decreases in the price of all the metals that the Company produces has adversely impacted the Company’s profitability and ability to generate cash flow from operations.  The Company continues to evaluate and review all capital and operating expenditures in order to identify, decrease and curtail all non-essential expenditures.  The Company expects to continue to generate positive cash flow from operations and to benefit from the actions taken to improve the cost structure.

•	Political and Country Risk

Pan American currently conducts operations in Peru, Mexico, Argentina and Bolivia.  All of these jurisdictions are potentially subject to a number of political and economic risks.  The Company is not able to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of Pan American’s control.  These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations.  The Company currently has no political risk insurance coverage against these risks.

•	Environmental Risks

Pan American’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. Pan American is required to obtain governmental permits and in some instances provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Although Pan American makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs.

Failure to comply with applicable environmental health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Pan American has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect Pan American’s business, results of operations or financial condition.

•	Employee Relations

Pan American’s business depends on good relations with its employees.  At December 31, 2008 the Company employed approximately 7,200 employees and the employees of mining contractors, of which approximately 600 were represented by unions in Peru and a further 200 by a union in Bolivia.  The Company has experienced short-duration labour strikes and work stoppages in the past and may experience future labour related events.

•	Claims and Legal Proceedings

Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, including claims relating to ex-employees.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Pan American.  The Company carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated.  In addition, Pan American may be involved in disputes with other parties in the future that may result in litigation, which may result in a material adverse impact on our financial condition, cash flow and results of operations.  Please refer to Note 18 Commitments and Contingencies of the audited consolidated financial statements for further information.

•	Corporate Development Activities

An element of the Company’s business strategy is to make selected acquisitions.  For example, the Company completed the acquisition of Corner Bay Silver Inc. in February 2003, the acquisition of Argentum and the Morococha mine in August 2004, and the acquisition from Silver Standard Resources Inc. in 2006 of that company’s 50% interest in the Manantial Espejo project.  The Company expects to continue to evaluate acquisition opportunities on a regular basis and intends to pursue those opportunities that it believes are in its long-term best interests.  The success of the Company’s acquisitions will depend upon the Company’s ability to effectively manage the operations of entities it acquires and to realize other anticipated benefits.  The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources.  There can be no assurance that the Company will be able to successfully manage the operations of businesses it acquires or that the anticipated benefits of its acquisitions will be realized.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of sales and expenditures during the reporting period.  Management has identified (i) Mineral property, plant, and equipment, Construction in progress and Investments in non-producing property (ii) Future income tax provision, (iii) Provision for reclamation and closure, (iv) Stock based compensation and (v) accounting for derivative instruments as the main estimates for the following discussion. Please refer to Note 2 of the Company’s consolidated financial statements for a description of all of the significant accounting policies.

Mineral property, plant and equipment, Construction in progress, and Investment in non-producing properties are the most significant assets of the Company, representing assets in aggregate of $697.1 million at December 31, 2008.  This amount represents the capitalized expenditures related to the acquisition, exploration, construction and development of mineral deposits.  Construction costs on development projects are capitalized until the mine is substantially complete and ready for production.  The Company estimates its reserves and resources and the economic life of its mines and utilizes this information to calculate depletion and amortization expense.  Annually, or more frequently as circumstances require, Pan American assesses the recoverability of the carrying values of its mining properties and investments by performing impairment evaluations.  These evaluations consist of comparing each asset’s carrying value with the estimated undiscounted future net cash flows.  Future cash flows are estimated based on production, metal prices, capital and operating costs.  Where those estimated cash flows are less than the carrying value, the Company records a write-down of the asset to the estimated fair value.

Based on this impairment analyses it was determined that the assets of the Quiruvilca mine were impaired as of December 31, 2008 and the Company reduced the carrying amount to zero and charged a write-down of $15.1 million.  No other impairments were recorded in 2008.  Other estimates incorporated in the impairment evaluations include processing and mining costs, mining tonnage, ore grades and recoveries, which are all subject to uncertainty.  If silver prices fall below $11.30 per ounce or some of the other assumptions prove inaccurate, material asset impairment charges may be required in the future.

The future income tax provision is based on the liability method.  Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities.  The Company records a valuation allowance against any portion of those future income tax assets that it estimates will, more likely than not, fail to be realized.  The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.  Please refer to note 19 of the Company’s consolidated financial statements for a description of our future income tax provision.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however, changes in regulatory requirements and new information may result in revisions to the estimates.  The Company recognizes the present value of liabilities for reclamation and closure costs in the period in which they are incurred.  A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.  Accordingly, at December 31, 2008 the expected present value of future site restoration costs for the Huaron, Morococha, Quiruvilca, La Colorada and Alamo Dorado mines, and Manantial Espejo and San Vicente projects were estimated using discount rates between 6% and 9% at $57.3 million (2007 - $50.4 million).  This estimate was increased in 2008 primarily as a result of accretion of the liability of $2.7 million and the recognition of an additional $4.4 million related to the construction of Manantial Espejo and San Vicente.  The reclamation provision was reduced in 2008 by $0.2 million of closure expenditures.

Pan American estimates expenses related to stock-based compensation on the fair value method of accounting.  Under this method, Pan American is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in each period, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the balance sheet.  In 2008, the fair value of the stock options granted was calculated using an option-pricing model based on the following assumptions – no dividends will be paid, a weighted average volatility of the Company’s share price of 42%, a weighted average annual risk free rate of 3.5% and an expected life of between 1.5 and 3 years.  The resulting weighted average option valuation was $CDN 11.30 per share for a total expense related to stock options in 2008 of $1.7 million (2007 - $2.5 million, 2006 - $2.5 million).  The charge to the Company’s income statement is incorporated as part of the general and administrative expenses.

The Company has considered CICA 3865 – Hedges, which specifies the conditions under which hedge accounting is appropriate and includes requirements for the identification, documentation and designation of hedging relationships, sets standards for determining hedge effectiveness, and establishes criteria for the discontinuance of hedge accounting.  Based on CICA 3865, the Company’s conclusion is that its forward contracts for the sale of base metals (lead and zinc), its forward contracts for purchasing PEN and MXN with US dollars, and its silver fixing contracts do not qualify for hedge accounting.  As a result, Pan American is required to recognize mark-to-market valuations of its open forward contract positions through its income at the end of each period.

FUTURE ACCOUNTING CHANGES

The Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company:

•	Business Combinations

The Canadian Institute of Chartered Accountants’ (“CICA”) Accounting Standards Board issued a new accounting standard, Section 1582, “Business Combinations”, which aligns Canadian GAAP with International Reporting Standard 3 of the same name.  This standard is effective for the Company beginning January 1, 2011, but earlier application is permitted starting January 1, 2009.  The Company is evaluating the attributes of early adoption of this standard and its potential effects if events or transactions occurred that this standard applies to.

•	Goodwill and Intangible Assets

The CICA issued a new accounting standard, Section 3064, “Goodwill and Intangible Assets”, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset and, as a result, start-up costs must be expensed as incurred. This standard, which is effective for us beginning January 1, 2009, is not expected to materially impact our consolidated financial position or results of operations.

•	International Financial Reporting Standards

The CICA has announced that Canadian GAAP for publicly accountable enterprise companies will be replaced with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) effective for fiscal years beginning on or after January 1, 2011. We will begin reporting our financial statements in accordance with IFRS on January 1, 2011, with comparative figures for 2010.

The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended December 31, 2010, and of the opening balance sheet as at January 1, 2010.

The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required as well as systems changes that may be necessary to gather and process the required information.

We have begun planning our transition to IFRS and the conversion project consists of three phases: Scoping and Diagnostics, Analysis and Development, and Implementation and Review.

Phase One: Scoping and Diagnostics, which involved project planning and identification of differences between current Canadian GAAP and IFRS, has been completed. The resulting identified areas of accounting difference of highest potential impact to the Company, based on existing IFRS, are business combinations, impairment of assets, property plant and equipment, provisions and contingent liabilities, exploration and evaluation expenditures, income taxes, and initial adoption of IFRS under the provisions of IFRS 1 First-Time Adoption of IFRS.

Phase Two: Analysis and Development involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff training;

analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues.

It is not anticipated that the adoption of IFRS will have a significant impact on information systems requirements but the company is assessing the need for system upgrades or modifications to ensure an efficient conversion to IFRS. As part of Phase Two, information systems plans will be prepared for implementation in Phase Three if necessary. The extent of the impact on the Company’s information systems is not reasonably determinable at this time.

Phase Three: Implementation and Review, expected to commence mid-year 2009, will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and, audit committee approval of IFRS-compliant financial statements.

CONTROLS AND PROCEDURES

Pan American’s management considers the meaning of internal control to be the processes established by management to provide reasonable assurance about the achievement of the Company’s objectives regarding operations, reporting and compliance.  Internal control is designed to address identified risks that threaten any of these objectives.

As of December 31, 2008 the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2008, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits is (i) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

•	Changes in Internal Controls over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the period that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

•	Management’s Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.  It includes those policies and procedures that:

(1)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to the acquisition and dispositions of Pan American’s assets,

(2)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and receipts and expenditures are made only in accordance with authorizations of management and Pan American’s directors, and

(3)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Pan American’s assets that could have a material effect on the financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.  Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Pan American’s internal control over financial reporting as at December 31, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management believes that, as of December 31, 2008, Pan American’s internal control over financial reporting is effective.  Also, management determined that there were no material weaknesses in Pan American’s internal control over financial reporting as at December 31, 2008.

Management reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors.  Deloitte & Touche LLP, independent registered accountants, were engaged, as approved by a vote of the Company’s shareholders, to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.  Deloitte & Touche LLP has provided such opinions.

Appendix 1

Mineral Reserves and Resources
As of December 31, 2008

MINERAL RESERVES - PROVEN AND PROBABLE
				Tonnes	Ag	Ag Cont.	Au	Cu	Pb	Zn
	Location	Type	Classification	(000's)	(g/mt)	(000,s ozs)	(g/mt)	(%)	(%)	(%)
Huaron	Peru	Vein	Proven	5,337	188	32,336	N/A	0.34	1.56	3.14
		Vein	Probable	4,744	195	29,669	N/A	0.31	1.67	3.16
Morococha (92.2%)	Peru	Vein/Mantos	Proven	3,895	153	19,178	N/A	0.38	1.42	3.90
		Vein/Mantos	Probable	2,739	182	16,048	N/A	0.37	1.49	4.04
La Colorada	Mexico	Vein	Proven	815	445	11,664	0.88	N/A	0.66	1.26
		Vein	Probable	484	420	6,528	0.64	N/A	0.79	1.33
Quiruvilca (b)	Peru	Vein	Proven	350	185	2,080	0.40	0.66	2.15	5.87
		Vein	Probable	217	183	1,277	0.40	0.58	2.49	5.92
Silver Stockpiles (a)	Peru	Flux Material	Probable	203	311	2,033	N/A	N/A	N/A	N/A
Alamo Dorado	Mexico	Disseminated	Proven	6,095	112	21,948	0.34	N/A	N/A	N/A
		Disseminated	Probable	4,644	83	12,393	0.28	N/A	N/A	N/A
Manantial Espejo	Argentina	Vein	Proven	4,207	184	24,890	2.62	N/A	N/A	N/A
		Vein	Probable	2,184	186	13,058	2.82	N/A	N/A	N/A
San Vicente (95%)	Bolivia	Vein	Proven	1,535	406	20,046	N/A	N/A	N/A	4.17
		Vein	Probable	790	417	10,593	N/A	N/A	N/A	2.66
TOTALS			Proven + Probable	38,239	182	223,742	-	-	-	-

MINERAL RESOURES - MEASURED AND INDICATED
				Tonnes	Ag	Ag Cont.	Au	Cu	Pb	Zn
	Location	Type	Classification	(000's)	(g/mt)	(000,s ozs)	(g/mt)	(%)	(%)	(%)
Huaron	Peru	Vein	Measured	1,240	161	6,430	N/A	0.42	2.48	4.00
		Vein	Indicated	828	164	4,369	N/A	0.61	2.17	4.02
Morococha (92.18%)	Peru	Vein/Mantos	Measured	1,418	158	7,223	N/A	0.37	1.28	3.10
		Vein/Mantos	Indicated	1,230	214	8,468	N/A	0.38	1.75	2.92
La Colorada	Mexico	Vein	Measured	147	322	1,523	0.34	N/A	0.68	1.34
		Vein	Indicated	1,096	306	10,767	0.29	N/A	1.16	1.81
Quiruvilca (b)	Peru	Vein	Measured	2,872	138	12,702	0.59	1.80	0.85	2.44
		Vein	Indicated	905	162	4,721	0.45	1.07	1.29	3.96
Alamo Dorado	Mexico	Disseminated	Measured	920	74	2,189	0.38	N/A	N/A	N/A
		Disseminated	Indicated	2,491	69	5,525	0.41	N/A	N/A	N/A
Manantial Espejo	Argentina	Vein	Measured	1,552	93	4,642	0.91	N/A	N/A	N/A
		Vein	Indicated	2,376	105	8,022	1.10	N/A	N/A	N/A
San Vicente (95%)	Bolivia	Vein	Measured	442	111	1,582	N/A	N/A	N/A	2.46
		Vein	Indicated	487	276	4,322	N/A	N/A	N/A	3.54
TOTALS			Measured + Indicated	18,004	142	82,484	-	-	-	-

MINERAL RESOURCES - INFERRED
				Tonnes	Ag	Ag Cont.	Au	Cu	Pb	Zn
	Location	Type	Classification	(000's)	(g/mt)	(000,s ozs)	(g/mt)	(%)	(%)	(%)
Huaron	Peru	Vein	Inferred	5,260	178	30,179	N/A	0.26	1.44	2.72
Morococha (92.18%)	Peru	Vein/Mantos	Inferred	7,931	160	40,800	N/A	0.36	1.26	3.49
La Colorada	Mexico	Vein	Inferred	1,938	329	20,519	0.38	N/A	0.76	1.34
Quiruvilca (b)	Peru	Vein	Inferred	1,180	120	4,542	0.64	0.52	0.85	1.86
Alamo Dorado	Mexico	Disseminated	Inferred	2,222	64	4,572	0.34	N/A	N/A	N/A
Manantial Espejo	Argentina	Vein	Inferred	2,070	115	7,653	1.04	N/A	N/A	N/A
San Vicente (95%)	Bolivia	Vein	Inferred	369	334	3,968	N/A	N/A	N/A	2.63
TOTALS				20,971	166	112,233	-	-	-	-

HISTORICAL ESTIMATES
			Tonnes	Ag	Ag Cont.	Au	Pb	Zn	Cu
Property	Location	Unclassified	(000's)	(g/mt)	(000,s ozs)	(g/mt)	(%)	(%)	(%)
Hog Heaven (ii)	USA	Historical (ii)(iii)	2,705	167	14,550	0.62	N/A	N/A	N/A
Hog Heaven (ii)	USA	Historical (ii)(iv)	7,639	133	32,730	0.70	N/A	N/A	N/A
Waterloo (v)	USA	Historical	33,758	93	100,937	N/A	N/A	N/A	N/A
TOTAL		Historical	44,102	104	148,217

NOTES:

Mineral Reserves and Resources are prepared in accordance with National Instrument 43-101 – standards of Disclosure for Mineral Projects (“NI 43-101”) and Canadian Institute of Mining Guidelines

Mineral resources do not have demonstrated economic viability.

This table illustrates Pan American Silver Corp's share of mineral reserves and resources.  Properties in which Pan American Silver has less than 100% interest are noted next to the property name.

Mineral resource and reserve estimates for Huaron, Quiruvilca, San Vicente, La Colorada, Manantial Espejo, Alamo Dorado and Morococha were prepared under the supervision of or were reviewed by Michael Steinmann, P.Geo., Executive Vice President Geology & Exploration and Martin G. Wafforn, P.Eng., Vice President Technical Services as Qualified Persons as that term is defined in NI 43-101. Reserve/resource estimates for Silver Stockpiles were prepared in previous years by other Qualified Persons, and are adjusted for 2008 production where applicable(a).  Mineral resource estimates for Hog Heaven and Waterloo based on historical third party estimates.

(a)	2007 mineral reserve and resource estimates less 2008 production

Metal Prices Used for all Mines (except Quiruvilca):  Ag: $11.00/oz,  Au: $700/0z,  Pb: $1,500/Tonne,  Cu: $4,000/Tonne,  Zn: $1,500/Tonne

(b)	Metal Prices Used for Quiruvilca: Ag: $10.00/oz, Au: $725/0z, Pb: $1,300/Tonne, Cu: $3,500/Tonne, Zn: $1,500/Tonne

(ii)
The historical estimate for Hog Heaven was calculated by Gregory Hahn, Chief Geological Engineer for CoCa Mines Inc., a previous owner of the property, in a report titled “Hog Heaven Project Optimization Study” dated May 1989, prior to implementation of NI 43-101,

The historical estimate was based on extensive diamond drilling, and was calculated using a silver price of $6.50 per ounce and a gold price of $400 per ounce (these were relevant prices at the time of the calculation).  Michael Steinmann, P.Geo., QP for the Company, has reviewed the available data, including drill sections, surface maps, and additional supporting information sources, and believes that the historic calculation was conducted in a professional and competent manner and is relevant for the purposes of the Company's decision to maintain its interest in this property. In the study, the historic estimate was sub-categorized as follows:

Category	Tons	oz/ton Ag	oz/ton Au
Proven reserves	2,981,690	4.88	0.018
Probable & possible reserves	904,200	10.40	0.020
Heap leach ore	316,100	1.56	0.014
Possible resources	4,500,000	2.41	0.020
Inferred resources	2,700,000	4.44	0.022

However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as NI 43-101 compliant categories of mineral resources based on information prepared by or under the supervision of a QP.  These historical estimates should not be relied upon.

(iii)	The Company believes that the historical estimate category of "proven reserves" for Hog Heaven most closely corresponds to 2,705,000 tonnes in the NI 43-101 category of "indicated resources".

(iv)
The Company believes that the historical estimate categories of "proven & possible reserves", "heap leach ore stockpile", "possible resources" and "inferred resources" most closely correspond to 7,639,000 tonnes in the NI 43-101 category of "inferred resources."

(v)
The historical estimate for Waterloo was initially calculated by Asarco Inc. in 1968.  In September 1994 Robert J. Rodger, P.Eng., reviewed the Asarco reports and prepared a Technical Evaluation Report on the Waterloo property, prior to the implementation of NI 43-101. The Technical Evaluation Report confirmed that the historical estimate was based on reverse circulation drilling and underground sampling, and concluded the estimate was based on sound methodology. The historical estimate at Waterloo was calculated using a silver price of $5.00 per ounce (the relevant price at the time of the calculation).  Michael Steinmann, P.Geo., QP for the Company, has reviewed the Technical Evaluation Report and believes the historic calculation was conducted in a professional and competent manner and is relevant for purposes of the Company's decision to maintain its interest in the property. The Company believes that the historical estimate category of 37,235,000 tons (at 2.71 ounces per ton silver) of "measured and indicated reserves" most closely correspond to 33,758,000 tonnes in the NI 43-101 category of "indicated resource."

However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as NI 43-101 compliant categories of mineral resources based on information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
THIS MD&A CONTAINS “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF THE UNITED STATES “PRIVATE SECURITIES LITIGATION REFORM ACT” OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS MD&A, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO TIMING AND BUDGET OF CONSTRUCTION, RAMP-UP, AND COMMISSIONING ACTIVITIES AT MANANTIAL ESPEJO AND SAN VICENTE, THE EXPECTED RESULTS FROM EXPLORATION ACTIVITIES AND THE SUITABILITY OF FUTURE EXPLORATION TARGETS, THE ECONOMIC VIABILITY OF THE DEVELOPMENT OF NEWLY DISCOVERED ORE BODIES, THE ESTIMATION OF MINERAL RESERVES AND RESOURCES, FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION RATES AND COSTS, AND PER OUNCE CASH COSTS, FUTURE PRECIOUS METAL PRICES, THE SUFFICIENCY OF CURRENT CAPITAL, AND THE REQUIREMENTS FOR ADDITIONAL CAPITAL, FUTURE SALES OF METALS, CONCENTRATES, OR OTHER PRODUCTS PRODUCED BY THE COMPANY, THE RESULTS OF DRILLING, AND PAN AMERICAN SILVER’S COMMITMENT TO, AND PLANS FOR DEVELOPING, NEWLY DISCOVERED AND EXISTING MINERALIZED STRUCTURES.

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN SILVER AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS, CHANGES IN LOCAL AND NATIONAL GOVERNMENT LEGISLATION, TAXATION OR THE POLITICAL OR ECONOMIC ENVIRONMENT, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC FACTORS, FLUCTUATIONS IN SPOT AND FORWARD MARKETS AND PRICES OF SILVER, GOLD, BASE METALS, AND CERTAIN OTHER COMMODITIES SUCH AS NATURAL GAS, FUEL OIL, AND ELECTRICITY, INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR RISING COSTS, UNPREDICTABLE RISKS AND HAZARDS RELATING TO THE OPERATION AND DEVELOPMENT OF OUR MINES OR PROPERTIES, THE SPECULATIVE NATURE OF EXPLORATION AND DEVELOPMENT, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISK RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES AND THOSE FOUND UNDER THE HEADING “RISK AND UNCERTAINTIES” CONTAINED HEREIN. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.

Management’s Responsibility for Financial Reporting

The accompanying Consolidated Financial Statements of Pan American Silver Corp. were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These Consolidated Financial Statements were prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Financial information appearing throughout our management’s discussion and analysis is consistent with these Consolidated Financial Statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring employees, policies and procedure manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.

The Board of Directors oversees management’s responsibilities for financial reporting through an Audit Committee, which is composed entirely of directors who are neither officers nor employees of Pan American Silver Corp. This Committee reviews our consolidated financial statements and recommends them to the Board for approval. Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues.

Deloitte & Touche LLP, Independent Registered Chartered Accountants appointed by the shareholders of Pan American Silver Corp. upon the recommendation of the Audit Committee and Board, have performed an independent audit of the Consolidated Financial Statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

“signed”	“signed”
Geoff Burns	A. Robert Doyle
President and Chief Executive Officer	Chief Financial Officer

March 04, 2009

Management’s Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Pan American’s assets;
(ii)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and Pan American receipts and expenditures are made only in accordance with authorizations of management and Pan American’s directors;

(iii)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Pan American assets that could have a material effect on Pan American’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Pan American’s internal controls over financial reporting as of December 31, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that as of December 31, 2008, Pan American’s internal control over financial reporting was effective. Also, management determined that there were no material weaknesses in Pan American’s internal control over financial reporting as at December 31, 2008.

“signed”	“signed”
Geoff Burns	A. Robert Doyle
President and Chief Executive Officer	Chief Financial Officer

March 04, 2009

Deloitte.

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Pan American Silver Corp.

We have audited the internal control over financial reporting of Pan American Silver Corp. and subsidiaries (the "Company") as of December 31, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Member of
Deloitte Touche Tohmatsu

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated March 4, 2009 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles

Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 4, 2009

Deloitte.

Deloitte & Touche LLP
2800 - 1055 Dunsmuir St
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Pan American Silver Corp.

We have audited the accompanying consolidated balance sheets of Pan American Silver Corp. and subsidiaries (the Company) as at December 31, 2008 and 2007 and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Pan American Silver Corp. and subsidiaries as at December 31, 2008 and 2007 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2008 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 4, 2009

Member of
Deloitte Touche Tohmatsu

Pan American Silver Corp.
Consolidated Balance Sheets
As at December 31, 2008
(In thousands of U.S. dollars)
	2008	2007
Assets
Current
Cash	$26,789	$51,915
Short-term investments (Note 5)	3,350	55,400
Accounts receivable	51,067	68,600
Inventories (Note 6)	72,650	51,737
Unrealized gain on commodity contracts	10,829	5,502
Future income taxes (Note 19)	5,602	8,388
Prepaid expenses and other current assets	4,076	3,376
Total Current Assets	174,363	244,918

Mineral property, plant and equipment, net (Note 7)	697,061	500,284
Other assets (Note 8)	1,959	17,701
Total Assets	$873,383	$762,903

Liabilities
Current
Accounts payable and accrued liabilities (Note 9)	$49,208	$53,736
Taxes payable	9,892	1,771
Unrealized loss on foreign currency contracts	14,267	27
Other current liabilities	5,914	3,047
Total Current Liabilities	79,281	58,581

Provision for asset retirement obligation and reclamation (Note 10)	57,323	50,370
Future income taxes (Note 19)	45,392	48,698
Other liabilities and provisions	-	151
Total Liabilities	181,996	157,800

Non-controlling interests	5,746	5,486
Shareholders’ Equity
Share capital (authorized: 200,000,000 common shares of no par value) (Note 12)	655,517	592,402
Contributed surplus	4,122	14,233

Accumulated other comprehensive loss (Note 11)	(232)	(8,650)
Retained earnings	26,234	1,632
	26,002	(7,018)
Total Shareholders’ Equity	685,641	599,617
Total Liabilities, non-controlling interests and Shareholders’ Equity	$873,383	$762,903

APPROVED BY THE BOARD

“signed”	Ross J. Beaty, Director	“signed”	Geoff A. Burns, Director
See accompanying notes to consolidated financial statements

Pan American Silver Corp.
Consolidated Statements of Operations
For the years ended December 31, 2008, 2007 and 2006
(in thousands of US Dollars, except for per share amounts)

	2008	2007	2006

Sales	$338,600	$301,064	$255,447

Cost of sales	199,032	167,797	124,608
Depreciation and amortization	46,349	28,992	17,520
Mine operating earnings	93,219	104,275	113,319

General and administrative	10,435	9,522	9,172
Exploration and project development	5,494	3,362	8,040
Accretion of asset retirement obligation	2,687	2,860	2,457
Write-down of mining assets (Note 7)	15,117	-	-
Operating earnings	59,486	88,531	93,650
Investment and other income	2,704	5,371	6,562
Foreign exchange (losses) gains	(6,147)	928	(799)
Interest and financing expenses	(951)	(660)	(573)
Other expenses (Note 16)	(4,674)	(370)	(528)
Net (losses) and gains on commodity and currency contracts	(1,619)	5,345	(18,328)
Net gains on sale of assets	998	12,425	7,483
Net earnings before non-controlling interest and taxes	49,797	111,570	87,467
Non-controlling interest	(765)	(3,105)	(3,777)
Income tax provision (Note 19)	(24,430)	(19,605)	(25,484)
Net income for the year	$24,602	$88,860	$58,206

Earnings per share (Note 13)

Basic income per share	$0.31	$1.16	$0.79
Diluted income per share	$0.30	$1.12	$0.76

Weighted average shares outstanding (in thousands):
Basic	80,236	76,453	73,628
Diluted	80,773	79,174	76,152

See accompanying notes to consolidated financial statements

Consolidated Statements of Comprehensive Income
(in thousands of US dollars)

	Year ended	Year ended
	December 31, 2008	December 31, 2007
Net income	$24,602	$88,860
Other comprehensive income (loss)
Unrealized gains / (losses) on available for sale securities (net of tax)	9,913	(8,803)
Reclassification adjustment for (gains) and losses included in income (net of tax)	(1,495)	-
Comprehensive income	$33,020	$80,057

See accompanying notes to the consolidated financial statements.

Pan American Silver Corp.
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2008, 2007, 2006
(in thousands of US dollars, except for numbers of shares)

	Common Shares		Convertible Debentures	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings/ (Deficit)
	Shares	Amount					Total
Balance, December 31, 2005	67,564,903	$388,830	$762	$13,117	$-	$(145,387)	$257,322
Issued on the exercise of stock options	275,358	4,477	-	(1,120)	-	-	3,357
Issued on the exercise of share purchase warrants	23,970	310	-	(56)	-	-	254
Issued on the conversion of convertible debentures	73,557	881	(793)	-	-	-	88
Issued as compensation	26,231	559	-	70	-	-	629
Issued to acquire mineral interests	1,950,000	47,381	-	-	-	-	47,381
Issued for cash, net of issue costs	6,281,407	142,331	-	-	-	-	142,331
Accretion of convertible debentures	-	-	47	-	-	(47)	-
Stock-based compensation on options granted	-	-	-	2,474	-	-	2,474
Repurchase convertible debentures	-	-	(16)	-	-	-	(16)
Net income	-	-	-	-	-	58,206	58,206
Balance, December 31, 2006	76,195,426	$584,769	$-	$14,485	$-	$(87,228)	$512,026
Issued on the exercise of stock options	403,297	6,332	-	(1,502)	-	-	4,830
Issued on the exercise of share purchase warrants	30,105	406	-	(70)	-	-	336
Issued as compensation	33,823	895	-	-	-	-	895
Stock-based compensation on options granted	-	-	-	1,320	-	-	1,320
Cumulative impact of accounting changes relating to short term investments	-	-	-	-	153	-	153
Other comprehensive loss	-	-	-	-	(8,803)	-	(8,803)
Net income	-	-	-	-	-	88,860	88,860
Balance, December 31, 2007	76,662,651	$592,402	$-	$14,233	$(8,650)	$1,632	$599,617
Issued on the exercise of stock options	129,371	3,310		(651)	-	-	2,659
Issued on the exercise of share purchase warrants	3,969,016	58,928	-	(10,744)	-	-	48,184
Issued as compensation	25,069	877	-	-	-	-	877
Stock-based compensation on options granted	-	-	-	1,284	-	-	1,284
Other comprehensive income	-	-	-	-	8,418	-	8,418
Net income	-	-	-	-	-	24,602	24,602
Balance, December 31, 2008	80,786,107	$655,517	$-	$4,122	$(232)	$26,234	$685,641

See accompanying notes to consolidated financial statements

Pan American Silver Corp.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	2008	2007	2006

Operating activities
Net income	$24,602	$88,860	$58,206
Reclamation expenditures	(167)	(767)	(1,172)
Items not affecting cash;
Depreciation and amortization	46,349	28,992	17,520
Write-down of mining assets	15,117	-	-
Future income taxes	3,210	(1,448)	(3,343)
Asset retirement and reclamation accretion	2,687	2,860	2,457
Non-controlling interest	765	3,105	3,777
Unrealized foreign exchange gain	(2,769)	-	-
Stock-based compensation	2,223	2,052	2,943
Unrealized gain (loss) on commodity and currency contracts	8,913	(5,290)	(4,125)
Gain on sale of assets	(998)	(12,425)	(7,483)
Changes in non-cash operating working capital (Note 14)	(6,947)	(38,578)	(2,881)
Cash generated by operations	92,985	67,361	65,899

Investing activities
Mining property, plant and equipment expenditures (net of accruals)	(243,800)	(117,170)	(96,233)
Acquisition of net assets of subsidiary, net of cash (Note 7)	-	(6,245)	(168)
Proceeds from sale of assets	12,199	10,267	2,000
Proceeds from/(purchase of) short-term investments	62,779	24,931	(65,570)
Purchase of other assets	-	(11,272)	(766)
Cash used in investing activities	(168,822)	(99,489)	(160,737)

Financing activities
Proceeds from issuance of common shares	50,843	5,164	153,611
Share issue costs	-	-	(7,669)
Dividends paid by subsidiaries to non-controlling interests	(2,626)	(2,347)	-
Contributions received/receipts (payments) of debt	2,494	879	(48)
Cash generated by financing activities	50,711	3,696	145,894

(Decrease) increase in cash during the year	(25,126)	(28,432)	51,056
Cash, beginning of year	51,915	80,347	29,291
Cash, end of year	$26,789	$51,915	$80,347

Supplemental Cash Flow Information (Note 15)
Interest paid	$-	$-	$48
Taxes paid	$27,577	$44,376	$7,946

See accompanying notes to consolidated financial statements

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

1.	Nature of Operations

Pan American Silver Corp and its subsidiary companies (collectively, the “Company”, or “Pan American”) are engaged in silver mining and related activities, including exploration, extraction, processing, refining and reclamation.  The Company’s primary product (silver) is produced in Peru, Mexico and Bolivia.  The Company has current project development activities in Argentina, Mexico and Bolivia, and exploration activities throughout South America and Mexico.

2.	Summary of Significant Accounting Policies

a)           Basis of Presentation: The Company’s consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries.  The United States dollar is the principal currency of measure in all the Company’s operations.  The Company prepares and files its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) in Canada.  Significant differences from United States generally accepted accounting principles are discussed in Note 22

b)           Principles of Consolidation: The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership interest	Status	Operations and Development Projects Owned

Pan American Silver S.A. Mina Quiruvilca	Peru	99.9%	Consolidated	Huaron Mine/Quiruvilca Mine
Compañía Minera Argentum S.A.	Peru	92.2%	Consolidated	Morococha Mine
Minera Corner Bay S.A.	Mexico	100%	Consolidated	Alamo Dorado Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Compañía Minera Triton S.A.	Argentina	100%	Consolidated	Manantial Espejo Project
Compañía Minera PAS (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente Mine

Inter-company balances and transactions have been eliminated on consolidation.

c)           Significant Changes in Accounting Policy:

On January 1, 2008, the Company adopted four new Handbook Sections of the Canadian Institute of Chartered Accountants (“CICA”): Section 1535, “Capital Disclosures”, Section 3031, “Inventories”, Section 3862, “Financial Instruments-Disclosure” and Section 3863, “Financial Instruments – Presentation”.  The adoption of these guidelines did not have a material effect on the Company’s results, financial position or cashflows.

Section 1535 “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed.  These standards require a company to disclose its objectives, policies and processes for managing capital along with summary quantitative data about what it manages as capital.  In addition, disclosures are to include whether a company has complied with externally imposed capital requirements and when a company has not complied with capital requirements, the consequences of such non-compliance.

Section 3031, “Inventories”, replaces the existing inventories standard.  The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, which is consistent with the Company’s current treatment.  The adoption of this standard does not have a material impact on the Company’s Consolidated Financial Statements.

Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”, replace Section 3861 “Financial Instruments – Disclosure and Presentation”.  The new disclosure standard

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and in addition requires companies to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments for the company’s financial position and performance and the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date, and how the company manages those risks.  The new presentation standard carries forward the former presentation requirements.

d)           Use of Estimates: The preparation of financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.  The most significant estimates are: quantities of proven and probable silver reserves; the value of mineralized material beyond proven and probable reserves; future costs and expenses to produce proven and probable reserves; future commodity prices and foreign currency exchange rates; the future cost of asset retirement obligations; amounts of contingencies; and the fair value of acquired assets and liabilities including pre-acquisition contingencies.  Significant items that require estimates as the basis for determining the stated amounts include inventories, trade accounts receivable, mineral property plant and equipment, investments in non-producing properties, revenue recognition, stock based compensation, unrealized gains and losses on commodity and foreign currency contracts, fair value of assets and liabilities acquired in a business combination, and taxes.

e)           Revenue Recognition: Revenue is recognized upon delivery when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. The passing of title to the customer is based on the terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets.

Under the Company’s concentrate sales contracts with third-party smelters, final commodity prices are set on a specified quotational period, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. Revenues are recorded under these contracts at the time title passes to the buyer based on the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in metal prices.  Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded in final settlement.  Royalties and refining and treatment charges are netted against revenue for sales of metal concentrate.

f)           Financial Instruments: The Company applies as prescribed Section 3855, “Financial Instruments – Recognition and Measurement”.  CICA Standard 3855 establishes standards for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives.  Under CICA 3855, all financial assets must be classified as either held-for-trading, available-for-sale, held-to-maturity investments or loans and receivables.  All financial liabilities must be classified as held-for-trading or other financial liabilities.  All financial instruments, including derivatives, are included on the Consolidated Balance Sheets and are measured at fair value, except for held-to-maturity investments, loans and receivables, and other financial liabilities, which are measured at amortized cost.  Subsequent measurements and recognition of changes in fair value depend on the instrument’s initial classification.  Held-for-trading financial instruments are measured at fair value, and all gains and losses are included in net income (loss) in the period in which they arise.  Available- for-sale financial instruments are measured at fair value, determined by published market prices in an active market, except for investments in equity instruments that do not have quoted market prices in an active market which are measured at cost.  Changes in fair value are recorded in other comprehensive income (loss) until the assets are removed from the balance sheet.  Investments classified as available-for-sale are written down to fair value through income whenever it is necessary to reflect other

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

than-temporary impairment.  Realized gains and losses on the disposal of available-for-sale securities are recognized in investment and other income.  Also, transaction costs related to all financial assets and liabilities are recorded in the acquisition or issue cost, unless the financial instrument is classified as held-for-trading, in which case the transaction costs are recognized immediately in net income (loss).

CICA Section 3855 also requires financial and non-financial derivative instruments to be measured at fair value and recorded as either assets or liabilities.  Certain derivatives embedded in non-derivative contracts must also be measured at fair value.  Any changes in the fair value of recognized derivatives are included in net income (loss) for the period in which they arise, unless specific hedge accounting criteria are met, as defined in CICA Section 3865.  The same accounting treatment applied to these non-financial derivative contracts prior to the adoption of CICA Section 3855.  Fair values for the Company’s recognized commodity-based derivatives are based on the forward prices of the associated market index.

The Company has made the following classifications:

-
Short-term and other investments including debt and equity securities are classified as “Available for sale securities”.  Changes in the market value of the securities are recorded as other comprehensive income.

-
Accounts receivable and long term receivables are classified as “Loans and Receivables”.  They are recorded upon their initial measurement at fair value, which is equal to their cost.  At December 31, 2008, the recorded amount approximates fair value.

-	Accounts payable and accrued liabilities are classified as “Other financial liabilities”. They are initially measured at their fair value. At December 31, 2008, the recorded amount is at fair value.

-
Transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability are included in the carrying amount of the financial asset or financial liability, and are amortized to income using the effective interest rate method.

g)           Derivatives and Trading Activities: The Company employs metals and currency contracts, including forward contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.  For metals production, these contracts are intended to reduce the risk of falling prices on the Company’s future sales.  Foreign currency derivative financial instruments, such as forward contracts are used to manage the effects of exchange rate changes on foreign currency cost exposures.  Changes in the fair value of derivative instruments are reported in income or accumulated other comprehensive income (“AOCI”), depending on the use of the derivative and whether it qualifies for hedge accounting treatment under the provisions of CICA 3865, “Hedges”.  Unrealized gains and losses on derivative instruments qualifying as cash flow hedges are recorded in AOCI to the extent the hedges are effective, until the underlying transactions are recognized in the Consolidated Statement of Operations.  To the extent effective, unrealized gains and losses on the derivative and non-derivative instruments used as hedges of the Company’s net investment in foreign operations are recorded in AOCI.  The ineffective portions of cash flow hedges and hedges of net investment in foreign operations, if any, are recognized in income immediately.  At December 31, 2008 the Company had no derivative positions or net investments in foreign operations to which it was applying hedge accounting.  All derivative instruments are recorded on the balance sheet at fair value.

Unrealized gains and losses on derivative instruments designated as fair value hedging instruments, as well as offsetting unrealized gains and losses on the hedged items, are recognized in the Consolidated Statement of Operations in the same accounting period.  Unrealized gains and losses on derivative instruments that do not qualify or are not designated as hedges are marked to market at the end of each accounting period with the results included in gain or loss on commodity and foreign currency contracts in the Consolidated Statement of Operations.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Derivatives may be embedded in other financial instruments (host instruments). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not classified as held for trading. These embedded derivatives are measured at fair value on the balance sheet with subsequent changes in fair value recognized in income. The Company selected January 1, 2003 as its transition date for embedded derivatives. The Company has not identified any embedded derivatives that are required to be accounted for separately from the host contract.

h)	Cash: Cash includes cash in banks, held primarily in U.S. dollars (“USD”) and considered “held for trading” and therefore is stated at its carrying value which approximates its fair value.

i)           Short-term Investments:  Short-term investments are classified as “available for sale”, and consist of highly-liquid debt securities with original maturities in excess of three months and equity securities.  The debt securities include corporate bonds with Standard & Poor’s rating of A- to AAA with an overall average of single A high.  These debt and equity securities are initially recorded at fair value, which upon their initial measurement is equal to their cost.  Subsequent measurements and changes in the market value of these debt and equity securities are recorded as changes to other comprehensive income.  Investments are assessed quarterly for potential impairment.

j)           Inventories: Inventories include concentrate ore, doré, ore in stockpiles, processed silver, and operating materials and supplies. The classification of inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metal. Material that does not contain a minimum quantity of metal to cover estimated processing expense to recover the contained metal is not classified as inventory and is assigned no value. All metal inventories are stated at the lower of cost or net realizable value, with cost being determined using the weighted average cost method. Supplies inventories are valued at the lower of average cost and net realizable value, net of obsolescence. Concentrate and doré inventory includes product at the mine site, the port warehouse and product held by refineries, and are also valued at lower of cost or net realizable value.  At times, the Company has a limited amount of finished silver at a minting operation where coins depicting Pan American’s emblem are stamped.

k)           Mineral Property, Plant, and Equipment: Expenditures for new facilities, new assets or expenditures that extend the useful lives of existing facilities are capitalized. Maintenance, repairs and renewals are charged to operations.  Any gains or losses on disposition of property, plant and equipment are reflected in the statement of operations.  Mineral property costs are depreciated using the units-of-production method based upon estimated total proven and probable reserves. Depreciation of plant and equipment is calculated on a straight-line method at rates sufficient to depreciate such costs over the shorter of estimated productive lives of such assets or the useful life of the individual assets ranging from three to twenty years and the life of the mineral property to which it relates.

l)           Operational Mining Properties and Mine Development: Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs incurred to develop such property including costs to further delineate the ore body and remove overburden to initially expose the ore body prior to the start of mining operations, are capitalized. Such costs are amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Company is ready to commence commercial service. Any revenues earned during this period are recorded as a reduction in deferred commissioning costs. These costs are

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

amortized using the units-of-production method over the life of the mine, commencing on the date of commercial service.

Significant payments related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property’s potential is dependent on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. In countries where we have paid Value Added Tax (“VAT”) and where there is uncertainty of its recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration. If we ultimately recover amounts that have been deferred, the amount received will be applied to reduce mineral property costs or taken as a credit against current expenses depending on the prior treatment.

Gains or losses from sales or retirements of assets are included in gain or loss on sale of assets. Costs incurred and revenue recognized during the start-up phase of a mine are capitalized in mineral property, plant and equipment. Ongoing mining expenditures on producing properties are charged against earnings as incurred. Major development expenditures incurred to increase production or extend the life of the mine are capitalized.

m)           Asset Impairment:  Management reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including mineral property, plant and equipment and non-producing property. An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price. Future cash flows include recoverable proven and probable reserves and a portion of recoverable resources, silver, zinc, copper, lead and gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company’s performance could have a material effect on any impairment provision, and on the Company’s financial position and results of operations. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flow.

n)           Reclamation and Remediation Costs:  Estimated future reclamation and remediation costs are based principally on legal and regulatory requirements.

The asset retirement obligation is measured using assumptions for cash outflows such as expected labor costs, allocated overhead and equipment charges, contractor markup, and inflation adjustments to determine the total obligation.  The sum of all these costs is discounted, using the credit adjusted risk-free interest rate from the time the Company expects to pay the retirement obligation to the time the Company incurs the obligation.

Upon initial recognition of a liability for an asset retirement obligation, the Company capitalizes the asset retirement cost to the related long-lived asset. The Company amortizes this amount to operating expense using the units-of-production method. The Company evaluates the cash flow estimates at the end of each reporting period to determine whether the estimates continue to be appropriate. Upward revisions in the amount of undiscounted cash flows will be discounted using the current credit-adjusted risk-free rate.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Downward revisions will be discounted using the credit-adjusted risk-free rate that existed when the original liability was recorded.

o)           Foreign Currency Translation:  The Company’s functional currency and that of its subsidiaries is the U.S. dollar. Transaction amounts denominated in foreign currencies (currencies other than U.S. dollars) are translated into U.S. dollars at exchange rates prevailing at the transaction dates.  Carrying values of foreign currency monetary assets and liabilities are adjusted at each balance sheet date to reflect the U.S. exchange rate prevailing at that date.  Gains and losses arising from translation of foreign currency monetary assets and liabilities at each period end are included in earnings.

The accounts of subsidiaries, which are considered to be integrated operations, are translated into U.S. dollars using the temporal method.  Under this method, monetary assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the end of each period and non-monetary assets and liabilities are translated using historical exchange rates. Revenues and expenses are translated at the average exchange rate for the period. Foreign currency transaction gains and losses are included in the determination of net income or loss.

p)           Stock-based Compensation Plans:  The Company provides stock grants or options to buy common shares of the Company to directors, officers, employees and service providers.  The board of directors grants such options for periods of up to ten years, with vesting periods determined at their sole discretion and at prices equal to or greater than the weighted average market price of the five trading days prior to the date the options were granted.

The Company applies the fair-value method of accounting in accordance with the recommendations of CICA Handbook Section (“CICA 3870”), “Stock-based Compensation and Other Stock-based Payments”.  Stock-based compensation expense is calculated using the Black-Scholes option pricing model or by using the market price of the Company’s stock.

q)           Income Taxes: The Company computes income taxes in accordance with CICA Handbook Section (“CICA 3465”), “Income Taxes”, which requires an asset and liability approach. This results in the recognition of future tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities, as well as operating loss and tax credit carry-forwards, using substantively enacted tax rates in effect in the years in which the differences are expected to reverse. The Company records a valuation allowance against a portion of those future income tax assets that management believes will, more likely than not, fail to be realized.  On business acquisitions, where differences between assigned values and tax bases of assets acquired (other than non-tax deductible goodwill) and liabilities assumed exist, the Company recognizes the future tax assets and liabilities for the tax effects of such differences.

r)           Earnings (loss) Per Share:  Basic earnings (loss) per share calculations are based on the net income (loss) for the period divided by the weighted average number of common shares issued and outstanding during the period.

The diluted earnings/ (loss) per share calculations are based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method.  This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period, but only if dilutive.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

For convertible securities that may be settled in cash or shares at the holder’s option the more dilutive of cash settlement and share settlement is used in computing diluted earnings/(loss) per share. For settlements in common shares, the if-converted method is used, which requires that returns on senior convertible equity instruments and income charges applicable to convertible financial liabilities be added back to net earnings/(loss), from the beginning of the period (or at the time of issuance, if later).

s)             Recently Released Canadian Accounting Standards:  The Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company.

Goodwill and Intangible Assets: The CICA issued a new accounting standard, Section 3064, “Goodwill and Intangible Assets”, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset and, as a result, commissioning costs must be expensed as incurred. This standard, which is effective for us beginning January 1, 2009, is not expected to materially impact our consolidated financial position or results of operations.

International Financial Reporting Standards (IFRS): The CICA has announced that Canadian GAAP for publicly accountable enterprises companies will be replaced with International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. We will begin reporting our financial statements in accordance with IFRS on January 1, 2011. We have begun planning our transition to IFRS but the impact on our consolidated financial position and results of operations has not yet been determined. The Company is presently undergoing a diagnostic assessment of its current accounting policies, systems and processes in order to identify differences between current Canadian GAAP and IFRS treatment. The Company intends to update the critical accounting policies and procedures to incorporate the changes required by converting to IFRS and the impact of these changes on its financial disclosures.

Business Combinations: In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interests. These new standards are harmonized with International Financial Reporting Standards (IFRS). Section 1582 specifies a number of changes, including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The new standards will become effective in 2011 but early adoption is permitted.  The Company is evaluating the attributes of early adoption of this standard and its potential effects if events or transactions occurred that this standard applies to.

3.	Management of Capital

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and provide returns to its shareholders.  The Company’s capital structure consists of shareholders’ equity, comprising issued share capital plus contributed surplus plus retained earnings less accumulated other comprehensive loss.  The Company has entered into a $70 million credit facility which has not been drawn.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2007.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

4.	Financial Instruments

Overview:

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns.  The principal financial risks to which the Company is exposed are metal price risk, credit risk, foreign exchange rate risk, and liquidity risk.  The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Metal price risk:

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments.

The Company derives its revenue from the sale of silver, zinc, lead, copper, and gold.  The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control.

Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, Company policy is not to hedge the price of silver.

The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts.  The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.

Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meets its contractual obligations, and arises principally from the Company’s trade receivables.  The carrying value of financial assets represents the maximum credit exposure.

The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Quiruvilca, Huaron, Morococha, San Vicente and La Colorada mines.  Concentrate contracts are common business practice in the mining industry. At December 31, 2008 the Company had receivable balances associated with buyers of our concentrates of $11.8 million (2007 - $31.3 million).  The vast majority of our concentrate is sold to four well known concentrate buyers.

Silver doré production from La Colorada, Alamo Dorado and Manantial Espejo is refined under long term agreements with fixed refining terms at five separate refineries worldwide.  The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover our precious metals in such circumstances.  At December 31, 2008 the Company had approximately $6 million of value contained in precious metal inventory at refineries (2007 - $3 million).  The Company maintains insurance coverage against the loss of precious metals at our mine sites, in-transit to refineries and whilst at the refineries.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.  However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management, and monitoring.  The Company expects to receive settlements of its zinc and lead positions

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

totaling $10.8 million during 2009, which are subject to the described credit risk of three large financial institutions.

Refined silver and gold is sold in the spot market to various bullion traders and banks.  Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by a spot sale contracts.

The Company has never had any material performance or payment disputes with its refiners, trading counterparties or customers; however management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts.  Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparts.  In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.  At December 31, 2008 and December 31, 2007, the Company has no material past due trade receivables.  Accounts receivable on the Consolidated Balance Sheets is presented with $ NIL provision for doubtful accounts (2007 - $ NIL).

The Company invests its cash with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.

Foreign Exchange Rate Risk:

The Company reports its financial statements in US dollars (“USD”); however, the Company operates in jurisdictions that utilize other currencies.  As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies.  Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

In order to mitigate this exposure, from time to time the Company has purchased Peruvian New soles (“PEN”), Mexican pesos (“MXN”) and Canadian dollars (“CAD”) to match anticipated spending.  At December 31, 2008, the Company had forward contracts to purchase $51 million of PEN and $37 million of MXN which represent substantially all 2009 planned operating expenditures in those currencies.  A 10% increase or decrease in the exchange rate of these currencies relative to the USD would have the effect of an $8.0 million charge or benefit through the gains and losses on commodity contracts line on the Company’s statement of operations, however, the Company expects this would be offset with the same benefit or cost affecting the cost of sales.  The Company’s net income is also affected by the revaluation of its monetary assets and monetary liabilities at each balance sheet date.  The Company has reviewed its monetary assets and monetary liabilities and estimates that a 10% change in the foreign currencies in which its December 31, 2008 non-USD net monetary liabilities were held would result in a net income change of $1.5 million.  At December 31, 2008 the Company was holding $6.4 million in CAD.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows.  The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.  The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, and its committed loan facilities.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

The Company’s liabilities have contractual maturities which are summarized below:

PAYMENTS DUE BY PERIOD
		Less than	1 - 3	4 - 5	After
	Total	1 year	years	years	5 years
Capital Lease Obligations	$2,002	$1,473	$529	-	-
Purchase Obligations (1)	3,085	3,085	-	-	-
Contribution Plan (2)	8,783	2,196	6,587	-	-
Total contractual obligations(3)	$13,870	$6,754	$7,116	-	-

(1)	Contract commitments for construction materials for the San Vicente project existing at December 31, 2008, which will be incurred during 2009.

(2)
In June 2008 the Company initiated a 3 year contractual retention plan for key officers and management, further discussed in Note 12. Contract commitments for the plan represent minimum payments expected to be paid out.

(3)	Amounts above do not include payments related to the Company’s anticipated asset retirement obligation (Note 10), nor do they include current liabilities of $79,281.

Fair value of financial instruments:

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities, approximate their fair value due to the relatively short periods to maturity and terms of these financial instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

5.	Short term investments and other investments

	December 31, 2008			December 31, 2007
Available for Sale	Fair Value	Cost	Accumulated unrealized holding gains (losses)	Fair Value	Cost	Accumulated unrealized holding gains (losses)
Short term investments	$3,350	3,892	(542)	$55,400	$66,670	$(11,270)
Investments (1)	715	405	310	3,025	405	2,620
	$4,065	4,297	(232)	$58,425	$67,075	$(8,650)

(1)	Investments in certain equity securities are presented in other assets on the balance sheet.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

The Company has not recognized a future income tax benefit related to the cumulative mark-to-market losses on the available-for-sale securities and investments held by the Company as it is not significant.

6.	Inventories

Inventories consist of:
	December 31, 2008	December 31, 2007
Concentrate inventory	$13,033	$14,617
Stockpile ore	21,301	7,790
Direct smelting ore	1,570	1,830
Doré and finished inventory	11,479	11,356
Materials and supplies	26,386	17,523
	73,769	53,116
Less: non-current direct smelting ore (Note 8)	(1,119)	(1,379)
	$72,650	$51,737

Under an agreement entered into in 2002 with Minera Volcan S.A. (“Volcan”), a Peruvian mining company which is one of the largest silver producers in the Cerro de Pasco mining district in Central Peru, the Company acquired the right to mine and sell 600,000 tonnes of silver-bearing ore stockpiles.  The Company has sold from the time of purchase to December 31, 2008, 375,374 tonnes leaving approximately 224,626 tonnes remaining, at a carrying value of $1.6 million and classified as direct smelting ore.  The consideration paid was $4.5 million and a one-third net operating cash flow interest, payable after the Company has recovered their $4.5 million of purchase price net of operating costs, deemed taxes and interest on the acquisition cost.  For the year ended December 31, 2008, 2007 and 2006 the Company recorded a charge against income and included in the statement of operations within cost of sales of $0.5 million, $0.4 million and $0.4 million relating to the operating cash flow interest, respectively.

The amounts of inventory recognized as expenses during 2008, 2007 and 2006 are equivalent to the cost of sales for the respective periods.

7.	Mineral Property, Plant and Equipment

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized.  Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Mineral property, plant and equipment consist of:

	December 31, 2008			December 31, 2007
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Huaron mine, Peru	$85,930	$(30,377)	$55,553	$71,781	$(23,956)	$47,825
Morococha mine, Peru	88,336	(18,335)	70,001	65,495	(13,843)	51,652
Quiruvilca mine, Peru	-	-	-	24,364	(15,912)	8,452
Alamo Dorado mine, Mexico	180,438	(44,404)	136,034	180,249	(16,802)	163,447
La Colorada mine, Mexico	50,984	(20,861)	30,123	39,010	(13,564)	25,446
Manantial Espejo project, Argentina	6,914	(4,861)	2,053	6,388	(3,724)	2,664
San Vicente mine, Bolivia	8,037	(4,389)	3,648	9,002	(3,229)	5,773
Other	1,904	(1,032)	872	1,461	(802)	659
		,
TOTAL	$422,543	$(124,259)	$298,284	$397,750	$(91,832)	$305,918

Construction in progress:
Manantial Espejo, Argentina			$228,410			84,533
San Vicente, Bolivia			70,261			11,448
TOTAL			$298,671			$95,981

Non-producing properties:
Morococha, Peru	$19,664	$23,135
Manantial Espejo, Argentina	65,856	63,543
San Vicente, Bolivia	12,976	10,224
Other	1,610	1,483
TOTAL Non-producing properties	$100,106	$98,385
TOTAL Mineral Property, Plant and Equipment	$697,061	$500,284

Major categories of depreciable and depletable assets consist of:

	2008	2007
Plant and equipment	$163,438	$112,754
Mineral properties and mine development	249,497	280,835
Capital lease (equipment)	9,608	4,161
	422,543	397,750
Less: Accumulated depletion and depreciation	(122,358)	(91,188)
Depreciation of capitalized lease equipment	(1,901)	(644)
	$298,284	$305,918

Write-Down of Mining Assets

Annually, or more frequently as circumstances require, the Company performs property evaluations to assess the recoverability of its mining properties. As a result of this review in 2008, the Company recorded a write-down of carrying value of its Quiruvilca silver and zinc mine in Peru totaling $15.1 million. The recent sharp decline in the price of zinc, which is a significant portion of Quiruvilca’s revenue, has rendered the mine operations uneconomical in such a price environment.  As such, the Company has made the decision to place the mine into a state of care and maintenance in 2009.  Mine asset impairment analyses were also performed on all of the Company’s remaining properties and investments using a combination of historic and forecast prices as well as considering qualitative factors. Except for the Quiruvilca mining assets discussed above, the Company determined that no other write-down in the carrying values of mining properties and investments was required in 2008, 2007 and 2006.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

San Vicente, Bolivia

In 2007, Pan American completed the acquisition of an additional 40 percent interest in Pan American Silver Bolivia S. A., the operator of the San Vicente Mine, from Empresa Minera Unificada S.A. (EMUSA).  The transaction gave the Company an indirect 95 percent interest in San Vicente.  The purchase price was $9.0 million, plus acquisition costs, plus a 1.6% Net Smelter Royalty (“NSR”), and is payable only after Pan American has recovered its capital investment in the project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater.

The acquisition of the additional 40 percent interest was accounted for by the purchase method of accounting.

The purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The Company estimated fair values based on discounted cash flows and estimates made by management. The purchase consideration for the mining assets of San Vicente exceeded the book value of the underlying assets by $ 0.8 million. In addition, the Company considered the prior ownership basis in calculating the tax impact of the acquisition.  These amounts have been applied to increase the carrying value of the mineral properties for accounting purposes.  However, this did not increase the carrying value of the underlying assets for tax purposes and resulted in a temporary difference between accounting and tax values. The resulting estimated future income tax liability associated with this temporary difference of $0.4 million was also applied to increase the carrying value of the mineral properties.

We have included the value added tax (VAT) paid in Bolivia and related to the San Vicente expansion project as part of the Construction in progress balance. The amount at December 31, 2008 included in mineral property is approximately $7.7 million (2007 - $2.4 million)

During 2008 the Company continued construction of the mill and mine expansion at San Vicente.  Construction costs during the year ended December 31, 2008 amounted to $58.8 million and the total project commitments, including amounts spent are $73.3 million.

Manantial Espejo, Argentina

In April, 2006, Pan American completed the acquisition of the remaining 50 percent interest in the Manantial Espejo project from Silver Standard Resources Inc.  The transaction gave the Company a 100 percent interest in Manantial Espejo.  The purchase price was 1.95 million common shares of Pan American valued at approximately $47.5 million.  The measurement of the purchase consideration was based on a Pan American common share price of $24.30, representing the average closing price on the NASDAQ Stock Exchange for the period from two days prior to the day of to two days after the public announcement of the purchase.

The acquisition was accounted for by the purchase method of accounting and the accounts of Minera Triton S.A. have been consolidated from April 1, 2006, which was the date the Company acquired effective control and ownership of the assets and liabilities of the said company.

The Company acquired its original 50 percent interest in the Manantial Espejo property from Silver Standard Resources in March 2002.  The purchase price for the original 50% interest consisted of 231,511 common shares of the Company valued at $1.3 million and cash of $0.8 million.

As with San Vicente, the Company has recorded the value added tax (VAT) paid in Argentina and related to the Manantial Espejo property as part of Construction in progress.  The amount at December 31, 2008 included in mineral property is approximately $31.2 million (2007 - $13.0 million).

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

During 2008 the Company continued the construction of the Manantial Espejo Mine with construction costs (including VAT) of $143.8 million for the year ended December 31, 2008.  Although still in the commissioning stage at year-end, the project spending is substantially complete with total project construction costs of $228.4 million to date.

Dukat, Russia

On November 8, 2004 the Company completed the sale of its 20 per cent interest in the Dukat silver mine in Russia and received $20.5 million in cash and $22.5 million in contingent future payments for a total of $43.0 million.

During 2007, 2006 and 2005 the Company recognized gains of $12.3 million, $8.0 million and $2.0 million respectively, relating to the contingent payments based on average silver price.  During 2008, the Company received from the purchaser of the Dukat property the final amount of $2.3 million of contingent future payments owing to the Company that was recorded as a receivable from the prior year. This was the final amount due under the terms of the sale.

8.	Other Assets

Other assets consist of:

	2008	2007
Long-term receivable (Note 7)	$-	$13,006
Reclamation bonds	125	291
Investments	715	3,025
Non-current direct smelting ore	1,119	1,379
	$1,959	$17,701

As at December 31, 2008, the Company has classified all VAT incurred in the building of the San Vicente and Manantial Espejo projects as part of Construction in progress, as described in Note 7.

9.	Accounts Payable and Accrued Liabilities

Account payable and accrued liabilities consist of:

	2008	2007
Trade accounts payable	$21,619	$29,144
Payroll and related benefits including severance accruals	9,095	10,487
Royalties	28	96
Capital leases	1,897	1,505
Provisions and other liabilities	16,569	12,504
	$49,208	$53,736

10.	Provision for Asset Retirement Obligation and Reclamation

The total undiscounted amount of estimated cash flows required to settle the Company’s asset retirement obligations is $63.7 million (2007 - $57.9 million) which has been discounted using discount rates of between 6% and 9%.  Reclamation obligations at the La Colorada and Quiruvilca mines of $5.5 million and $19.9 million, respectively, are expected to be paid starting in two to five years while the remainder of the obligations is expected to be paid through 2023.  Revisions made to the reclamation obligations in 2008 were primarily a result of increased site disturbance and development at the Manantial Espejo and San Vicente projects and from the ordinary course of operations at the Alamo Dorado mine. Reclamation obligations will be funded from operating cash flows, reclamation deposits and cash on hand.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

A summary of the Company’s provision for asset retirement obligation and reclamation is presented below:

	2008	2007	2006
Balance at January 1	$50,370	$44,309	$39,378
Reclamation expenditures	(167)	(767)	(1,172)
Accretion expense	2,687	2,860	2,457
Revisions in estimated cash flows	4,433	3,968	3,646
Balance at December 31	$57,323	$50,370	$44,309

11.	Accumulated other comprehensive loss

For the year ended December 31, 2007 – beginning balance	$-
Cumulative impact of accounting changes relating to financial instruments	153
Adjusted balance beginning	153
Change in unrealized loss on available for sale securities	(8,803)
Balance at December 31, 2007	$(8,650)
Change in unrealized gain / loss on available for sale securities	9,913
Reclassification adjustment for (gains) and losses included in net income	(1,495)
Balance at December 31, 2008	$(232)

Accumulated other comprehensive loss comprises unrealized gains and losses on short-term investments and other investments designated as “available for sale”.

12.	Share and Stock Compensation Plan

The Company has a comprehensive stock compensation plan for its employees, directors and officers.  The plan provides for the issuance of common shares and stock options, as incentives.  The maximum number of Shares which may be issued pursuant to options granted or bonus Shares issued under the 2008 Plan may be equal to, but will not exceed 6,461,470 Shares.  The exercise price of each option shall be the weighted average trading price of the Company’s stock for the five days prior to the award date.  The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company’s Board of Directors.  Any modifications to the stock Compensation Plan require shareholders’ approval.

The Board has developed long term incentive plan (“LTIP”) guidelines, which provides annual compensation to the senior managers of the company based on the long term performance of both the Company and the individuals that participate in the plan.  The LTIP consists of an annual grant of options to senior management to buy shares of the Company and a grant of the Company’s common shares with a two year no trading legend.  The options are five year options which vest in three installments, one third on the first anniversary of the grant date and one third on each of the second and third anniversary dates of the award.  Options and common shares granted under the LTIP plan are based on employee salary levels, individual performance and their future potential.  The Compensation Committee oversees the LTIP on behalf of the Board of Directors.  The LTIP plan guidelines can be modified or suspended, at the discretion of the Compensation Committee and the Board of Directors.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Transactions concerning stock options and share purchase warrants are summarized as follows in Canadian dollars (“Cdn$”):

	Incentive Stock Option Plan		Share Purchase Warrants		Total
	Shares	Price Cdn$	Shares	Price Cdn$	Shares
As at December 31, 2005	1,050,641	$11.78	4,064,183	$12.32	5,114,824

Granted	191,332	$22.04	-	$-	191,332
Exercised	(275,358)	$14.00	(23,970)	$12.00	(299,328)
Cancelled	(47,200)	$24.05	-	-	(47,200)
As at December 31, 2006	919,415	$13.69	4,040,213	$12.32	4,959,628

Granted	158,983	$28.41	-	$-	158,983
Exercised	(403,297)	$13.14	(30,105)	$12.00	(433,402)
Expired	(32,833)	$9.41			(32,833)
Cancelled	(21,709)	$22.86	-	$-	(21,709)
As at December 31, 2007	620,559	$18.52	4,010,108	$12.33	4,630,667

Granted	147,057	$36.66	-	$-	147,057
Exercised	(129,371)	$20.73	(3,969,016)	$12.31	(4,098,387)
Expired	-	$-	(41,092)	$12.00	(41,092)
Cancelled	(23,605)	$31.82	-	$-	(23,605)
As at December 31, 2008	614,640	$21.88	-	$-	614,640

Long Term Incentive Plan

On January 10, 2008 the Company awarded 15,343 shares of common stock with a two year holding period and granted 147,057 options under this plan.  The Company used as its assumptions for calculating fair value a discount rate of 3.5 per cent, weighted average volatility of 42.0 per cent, expected lives ranging from 1.5 to 3 years based on historical experience, and an exercise price of Cdn $36.66 per share.  The weighted average fair value of each option was determined to be Cdn $11.30.

During the year ended December 31, 2008, 129,371 common shares were issued for proceeds of $2.6 million in connection with the exercise of options under the plan.

Share Option Plan

The following table summarizes information concerning stock options outstanding and options exercisable as at December 31, 2008.  The underlying options agreements are in Canadian dollar amounts:

	Options Outstanding			Options Exercisable
Range of Exercise Prices Cdn$	Number Outstanding as at December 31, 2008	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price Cdn$	Number Exercisable as at December 31, 2008	Weighted Average Exercise Price Cdn$
$5.00	165,000	22.45	$5.00	165,000	$5.00
$18.80 - $22.04	169,547	16.94	$20.67	120,983	$20.16
$26.77 - $28.41	130,749	39.42	$28.30	37,317	$28.04
$33.00 - $36.66	149,344	43.66	$36.29	15,000	$33.00
	614,640	29.69	$21.88	338,300	$14.21

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

On May 22, 2008 the Company awarded 9,726 shares of common stock to its Directors as compensation.  These shares have no holding or vesting period and the fair value of the shares granted was $0.3 million.  For the year ended December 31, 2008, the total employee and Director stock-based compensation expense recognized in the statement of operations was $2.2 million (2007 – $2.1 million, 2006 – $2.9 million).

Share purchase warrants

In the first quarter of 2008, holders of share purchase warrants issued in connection with the purchase of Corner Bay Silver in 2003 exercised 3,713,235 warrants for net proceeds to the Company of approximately $43.9 million.  In the same quarter, 255,781 share purchase warrants issued to International Finance Corporation in 2005 were also exercised for net proceeds of $4.3 million.

Key Employee Long Term Contribution Plan

An additional element of the Company’s compensation structure is a retention program known as the Key Employee Long Term Contribution Plan (the “Contribution Plan”).  The Contribution Plan was approved by the directors of the Company on June 2, 2008 in response to a heated labour market situation in the mining sector, and is intended to reward certain key employees of the Company over a fixed time period for remaining with the Company.

The Contribution Plan is a three year plan with a percentage of the retention bonus payable at the end of each year of the program.  The Contribution Plan design consists of three bonus levels that are commensurate with various levels of responsibility, and provides for a specified annual payment for three years starting in June 2009.  Each year, the annual contribution award will be paid in the form of either cash or Shares of the Company.  The minimum aggregate value that will be paid in cash or issued in shares over the 3 year period of the Plan is $10.9 million Canadian dollars as described in Note 4.  No Shares will be issued from the treasury pursuant to the Contribution Plan without the prior approval of the shareholders of the Company and any applicable securities regulation authorities.

13.	Earnings Per Share (Basic and Diluted)

For the year ended December 31	2008			2007			2006
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net Income	$24,602			$88,860			$58,206

Basic EPS	24,602	80,236	$0.31	88,860	76,453	$1.16	58,206	73,628	$0.79
Effect of Dilutive Securities:
Convertible Debentures	-	-		-	-		8	23
Stock Options	-	223		-	418		-	525
Warrants	-	314		-	2,303		-	1,976

Diluted EPS	$24,602	80,773	$0.30	$88,860	79,174	$1.12	$58,214	76,152	$0.76

There were no potentially dilutive securities excluded in the Diluted EPS calculation for the years ended December 31, 2008, 2007 or 2006 other than out-of-money options (2008 – 391,453, 2007 – 202,559, 2006 – 394,415).

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

14.	Changes in Non-Cash Operating Working Capital Items

The following table summarizes the changes in operating working capital items:

	Year Ended December 31,
Changes in non-cash working capital items	2008	2007	2006
Accounts receivable and other current assets	$9,047	$82	$(38,629)
Inventories	(21,175)	(26,939)	(3,864)
Prepaid expenses	(700)	(270)	(1,171)
Accounts payable and accrued liabilities	(62)	9,117	16,067
Taxes payable	8,121	(21,416)	22,740
Other current liabilities	(2,178)	848	1,976
	$(6,947)	$(38,578)	$(2,881)

15.	Supplemental Cash Flow Information

	Year Ended December 31,
	2008	2007	2006
Common shares issued on the conversion of convertible debentures	$-	$-	$881
Common shares issued as compensation expense to employees and directors	$877	$895	$559
Common shares issued to acquire mineral interests	$-	$-	$47,381

16.	Other expenses

Other expenses of $4.7 million incurred in the year ended 2008 included severance costs of $1.0 million associated with the reduction in the Company’s labour force at several of the mines in response to the lower metal price environment. These severance costs had been substantially settled as at December 31, 2008.  As well, a severance provision of $2.3 million was accrued in payroll related liabilities (Note 9) and classified as other expense according to the plan for the Quiruvilca mine moving to care and maintenance in 2009 as discussed in Note 7.  This amount represents the Company’s estimate for severances that will be paid upon the transition from operations to care and maintenance.  The balance of this provision was $ NIL at December 31, 2007.  The Company also expensed $0.8 million in community development spending as part of the construction project at the San Vicente mine in Bolivia (2007 - $ NIL).

17.	Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support. Major products are Silver, Zinc, Lead and Copper produced from mines located in Mexico, Peru and Bolivia.  Segments have been aggregated where operations in specific regions have similar products, production processes, type of customers and economic environment.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

	For twelve months ended December 31, 2008
	Peru				Mexico		Argentina	Bolivia	Other
	Huaron	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente		Total
Sales to external customers	$67,795	$65,882	$34,126	$-	$105,137	$57,729	$(11)	$7,942	$-	$338,600
Depreciation and amortization	$(3,361)	$(4,749)	$(1,398)	$(138)	$(27,894)	$(7,205)	$-	$(1,510)	$(94)	$(46,349)
Exploration and project development expense	$-	$-	$-	$(440)	$(1,973)	$(1,847)	$(305)	$86	$(1,015)	$(5,494)
Accretion of asset retirement and reclamation	$(574)	$(361)	$(1,044)	$-	$(382)	$(326)	$-	$-	$-	$(2,687)
Interest and financing expense	$(216)	$(209)	$(169)	$-	$(55)	$-	$-	$(15)	$(287)	$(951)
Gain (loss) on sale of assets	$-	$(25)	$(2)	$-	$(121)	$-	$-	$53	$1,093	$998
Investment and other income and expenses	$(1,163)	$1,132	$(3,536)	$52	$(7,804)	$(1,107)	$88	$(197)	$10,565	$(1,970)
Foreign exchange gains (losses)	$(495)	$(860)	$(626)	$16	$12,604	$(1,426)	$840	$258	$(16,458)	$(6,147)
Gain (loss) on commodity and foreign currency contracts	$(1,127)	$(2,657)	$(338)	$-	$-	$-	$-	$-	$2,503	$(1,619)
Writedown on a Mining Asset	-	-	(15,117)	-	-	-	-	-	-	(15,117)
Income (loss) before income taxes	$12,223	$11,132	$(15,607)	$375	$41,324	$12,279	$612	$817	$(14,123)	$49,032
Net income for the period	$8,225	$6,335	$(12,227)	$375	$30,189	$5,863	$(471)	$436	$(14,123)	$24,602
Capital expenditures	$13,472	$18,809	$5,295	$1,207	$1,835	$11,929	$134,826	$56,196	$231	$243,800
Segment assets	$66,161	$107,085	$27,386	$1,480	$179,621	$49,629	$316,929	$98,443	$26,649	$873,383
Long-lived assets	$55,552	$89,665	$-	$536	$136,034	$30,123	$296,319	$86,885	$1,947	$697,061

	For twelve months ended December 31, 2007
	Peru				Mexico		Argentina	Bolivia	Other
	Huaron	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente		Total
Sales to external customers	$69,930	$82,366	$37,374	$-	$43,579	$57,239	$-	$10,576	$-	$301,064
Depreciation and amortization	$(2,902)	$(4,314)	$(821)	$(96)	$(12,447)	$(7,422)	$-	$(911)	$(79)	$(28,992)
Exploration and project development expense	$-	$(445)	$434	$(397)	$(678)	$(1,344)	$(194)	$6	$(744)	$(3,362)
Accretion of asset retirement and reclamation	$(550)	$(483)	$(1,143)	$-	$(370)	$(314)	$-	$-	$-	$(2,860)
Interest and financing expense	$(171)	$(216)	$(170)	$-	$-	$-	$-	$-	$(103)	$(660)
Gain (loss) on sale of assets	$-	$(86)	$-	$(4)	$18	$(3)	$-	$-	$12,500	$12,425
Investment and other income and expenses	$11	$2,220	$(458)	$151	$481	$(57)	$87	$148	$2,418	$5,001
Foreign exchange gains (losses)	$151	$(438)	$-	$78	$(17)	$(80)	$(286)	$60	$1,460	$928
Gain on commodity and foreign currency contracts	$134	$208	$65	$-	$-	$-	$-	$-	$4,938	$5,345
Income (loss) before income taxes	$27,832	$29,021	$12,116	$518	$1,998	$12,880	$(393)	$1,988	$22,505	$108,465
Net income for the period	$19,836	$19,078	$8,797	$482	$2,298	$10,723	$2,520	$3,364	$21,762	$88,860
Capital expenditures	$9,896	$13,636	$4,438	$631	$10,978	$8,948	$55,233	$11,550	$8,105	$123,415
Segment assets	$11,076	$102,819	$88,073	$1,567	$204,437	$49,001	$185,849	$40,752	$79,329	$762,903
Long-lived assets	$8,572	$74,786	$47,706	$404	$163,447	$25,633	$150,739	$27,516	$1,481	$500,284

	For twelve months ended December 31, 2006
	Peru				Mexico		Argentina	Bolivia	Other
	Huaron	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente		Total
Sales to external customers	$73,862	$84,256	$49,407	$-	$-	$40,926	$-	$6,996	$-	$255,447
Depreciation and amortization	$(4,687)	$(4,591)	$(1,366)	$(47)	$-	$(6,466)	$-	$(286)	$(77)	$(17,520)
Exploration and project development expense	$(457)	$(1,477)	$(434)	$(106)	$(474)	$(2,266)	$(201)	$(1,610)	$(1,015)	$(8,040)
Accretion of asset retirement and reclamation	$(587)	$(521)	$(1,012)	$-	$-	$(337)	$-	$-	$-	$(2,457)
Interest and financing expense	$(127)	$(107)	$(164)	$-	$-	$-	$-	$-	$(175)	$(573)
Gain (loss) on sale of assets	$-	$-	$(449)	$(4)	$-	$-	$-	$(23)	$7,959	$7,483
Investment and other income and expenses	$(433)	$974	$159	$136	$86	$33	$35	$26	$5,018	$6,034
Foreign exchange gains (losses)	$(215)	$(338)	$(191)	$6	$(236)	$(15)	$37	$6	$147	$(799)
Loss on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$-	$(18,328)	$(18,328)
Income (loss) before income taxes	$23,043	$38,226	$28,724	$1,319	$(6,383)	$4,852	$(127)	$710	$(6,674)	$83,690
Net income (loss) for the period	$15,466	$24,144	$18,581	$645	$(5,085)	$10,546	$(127)	$710	$(6,674)	$58,206
Capital expenditures	$5,267	$10,512	$1,848	$-	$46,240	$7,860	$24,859	$-	$581	$97,167
Segment assets	$78,856	$115,449	$35,624	$13,902	$184,948	$42,764	$57,540	$13,742	$137,170	$679,995
Long-lived assets	$40,745	$64,960	$4,906	$12,121	$174,173	$23,822	$49,764	$9,455	$25,191	$405,137

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

	December 31
Product Revenue	2008	2007	2006
Silver / doré	$131,160	$79,038	$37,747
Zinc concentrate	40,335	60,365	84,374
Lead concentrate	81,234	73,825	43,393
Copper concentrate	88,341	92,423	91,507
Silver pyrites	2,435	3,264	4,167
Royalties	(4,905)	(7,851)	(5,741)
Total	$338,600	$301,064	$255,447

The Company has 15 customers that account for 100% of the concentrate and doré sales revenue.  The Company has 2 customers that accounted for 22% and 16% of total sales in 2008, and 2 customers that accounted for 26% and 21% of total sales in 2007.  The loss of certain of these customers or curtailment of purchases by such customers could have a material adverse affect on the Company’s results of operations, financial condition, and cash flows.  The Company has not experienced significant bad debt and accounts receivable is presented with $ NIL provision for doubtful accounts (2007 - $ NIL).

18.	Commitments and Contingencies

General

The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.

Purchase Commitments

As at December 31, 2008, the Company had commitments outstanding in the amount of $3.1 million for construction activities related to buildings and infrastructure at the Company’s San Vicente project.  These goods and services are anticipated to be delivered and/or completed by the end of 2009.

Credit Facility

On October 10, 2008 Pan American entered into a $70 million revolving credit facility (“the Facility”) with Scotia Capital and Standard Bank Plc (“the Lenders”). The purpose of the Facility is for general corporate purposes, including acquisitions. The Facility, which is principally secured by a pledge and lien of Pan American’s equity interests in its material subsidiaries, has a term of four years. The interest margin on drawings under the Facility ranges from 1.25% to 2.00% over LIBOR, based on the Company’s net debt to Earnings Before Interest, Tax, Depreciation, and Amortization (“EBITDA”) ratio. Pan American has agreed to pay a commitment fee of between 0.55% and 0.375% on undrawn amounts under the Facility, depending on the level of drawings and the Company’s net debt to EBITDA ratio.  Pan American has the ability to increase the Facility amount to $100 million by receiving additional commitments from one or more banks acceptable to the Lenders.  The Company has made no drawings under this Facility.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Environmental Matters

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and are generally becoming more restrictive.  The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

Estimated future reclamation costs are based principally on legal and regulatory requirements. As of December 31, 2008 and December 31, 2007, $57.3 million and $50.4 million, respectively, were accrued for reclamation costs relating to mineral properties in accordance with Section 3110, “Asset Retirement Obligations”. See Note 10.

Royalty Agreements and Participation Agreements

The Company has royalty agreements on certain mineral properties entitling the owners of the property to net smelter return royalties ranging from 1% to 3%.  Under a participation agreement with COMIBOL, the Bolivian state mining company, the Company is obligated to pay a participation fee of 37.5% of the operating cash flow from the San Vicente mine after recovery of its capital investment.  Under the agreement entered into in 2002 with Volcan and described in Note 6, the Company is required to pay one-third of operating cash flows net of operating costs, deemed taxes and interest on the acquisition cost from stockpile sales at the Pyrite Stockpiles operation to Volcan.

Income Taxes

The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates.  Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country.  The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  The tax rules and regulations in many countries are highly complex and subject to interpretation.  From time to time the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.

Capital Leases

The following is a schedule of future minimum lease payments classified as capital leases at December 31, 2008 together with the balance of the obligation under the capital lease as identified in Note 9:

Year ending December 31	Capital Leases
2009	1,473
2010	529
2011	-
Total future minimum payments	2,002
Less amount representing interest	(105)
Present value of leases	$1,897

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Other Legal Matters

Pan American Silver Corp. and one of its subsidiaries have been named in two separate lawsuits filed in the State of California.

The first action arose from an incident that occurred on or about April 7, 2006, when a person without authorization purportedly entered onto property indirectly owned by the Company and allegedly fell into an adit resulting in a fatality. The Company has referred this matter to its insurer and defense counsel has been appointed.  The probability of loss and the amount of loss, if any, are not determinable at this time.

The second action is in connection with a similar incident on or about April 14, 2006, which allegedly occurred on the same property and resulted in a claim based on serious injury to the Plaintiff.  The Company has referred this matter to its insurer and defense counsel has been appointed.  The probability of loss and the amount of loss, if any, are not determinable at this time.

The Company intends to vigorously defend these claims. Punitive damages are currently claimed in one of these actions and no amounts have been accrued for any potential loss under these claims. The Company’s insurance does not cover punitive damages if awarded.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  The Company establishes provisions for matters that are probable and can be reasonably estimated, included within current liabilities, and amounts are not considered material.

Title Risk

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

19.	Income Taxes

Income taxes:

	December 31
	2008	2007	2006
Current income taxes	$21,220	$21,053	$28,827
Future income taxes	3,210	(1,448)	(3,343)
Provision for income taxes	$24,430	$19,605	$25,484

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes, non-controlling interest and workers participation in Peru.  These differences result from the following items:

	December 31
	2008	2007	2006
Statutory tax rate	31.0%	34.12%	34.12%
Expected tax expense based on above rates	$15,943	$40,042	$32,721
Increase (decrease) due to:
Non-deductible expenses	687	1,005	1,004
Realization of future tax asset not previously recognized	-	(5,202)	(8,778)
Tax benefit (provision) not recognized when arose	4,261	(4,498)	4,029
Foreign tax rate differences	(1,146)	(3,494)	(2,209)
Effect of minimum tax	1,963	-	-
Workers participation in Peru	(1,633)	(5,772)	(8,404)
Foreign inflation and indexing	987	-	-
Other	3,368	(2,476)	2,703
	$24,430	$19,605	$25,484

The tax effect of each type of item that gives rise to the Company’s future income tax assets and liabilities have been determined and are set out in the table below:  The Company has recorded a valuation allowance against the value of certain potential tax assets for which the likelihood of realization is not more likely than not.

	2008	2007
Excess of tax value of capital assets over book value	$5,818	$2,701
Deductible temporary differences and other	24,365	17,172
Canadian resource pools	2,497	2,222
Non-capital loss carry forward	22,173	33,688
Capital losses and other	2,665	3,992
Total future income tax asset	57,518	59,775
Less: valuation allowance	(19,936)	(26,529)
Net future income tax asset	37,582	33,246
Excess of book value of capital assets over tax value	(77,372)	(73,556)
Net future income tax liability	$(39,790)	$(40,310)

Presentation of the future income taxes on the Consolidated Balance Sheets is as follows:

	2008	2007
Current future income tax assets	$5,602	$8,388
Long-term future income tax liabilities	(45,392)	(48,698)
	$(39,790)	$(40,310)

At December 31, 2008 the Company has non-capital losses available for tax purposes:

	Amount	Expiry
Canada	$60,834	2009-2026
Argentina	$4,872	2009-2011
Bolivia	$17,458	Indefinite
Mexico	$2,203	2009-2015

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

20.	Fair Value of Financial Instruments

Commodity Derivatives

From time to time, the Company mitigates the price risk associated with its base metal production by committing some of its forecasted production under forward sales or option contracts.  At December 31, 2008, the Company had sold forward 3,000 tonnes of zinc at a weighted average price of $3,770 per tonne which are expected to settle each month until December 2009.  Prior to December 31, 2008 Pan American closed all its open lead positions, which had the effect of establishing a gain of $3.2 million, which is due to settle monthly during 2009.  The total mark to market gain on the base metal program at December 31, 2008 is $10.8 million.

Approximately one-third of the Company’s operating and capital expenditures are denominated in local currencies other than the US dollar.  These expenditures are exposed to fluctuations in US dollar exchange rates relative to the local currencies.  From time to time, the Company mitigates part of this currency exposure by accumulating local currencies or by entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to US dollars.  In anticipation of operating expenditures in Peruvian Nuevo sol (“PEN”) and Mexican pesos (“MXN”), at December 31, 2008 the Company has entered into foreign currency contracts with an aggregated nominal value of $51 million for PEN and $37 million for MXN settling between January and December 2009 at an average PEN/US$ exchange rate of 2.82 and an average MXN/US$ exchange rate of 10.99.  In addition, Pan American was holding cash balances equivalent to $0.7 million in PEN and $2.5 million in MXN as at December 31, 2008.  At December 31, 2008, the mark-to-market value of the Company’s local currencies positions was an unrealized loss of $14.2 million.

21.	Related Party Transactions

During the year ended December 31, 2008, a private company controlled by a director of the Company was paid approximately $0.2 million (2007-$0.1 million, 2006-$0.1 million) for consulting services.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

22.	Differences between Canadian and United States Generally Accepted Accounting Principles

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”).  Material differences between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized in the following tables.

	December 31, 2008
Consolidated Balance Sheets	Total assets	Total liabilities	Non-Controlling Interest	Shareholder’s Equity

Reported under Canadian GAAP	$873,383	$181,996	$5,746	$682,971
Amortization of non-producing property (a)	(1,271)	(356)	-	(916)
Increase in depletion expense (b)	(16,251)	(5,713)	-	(10,538)
Startup revenues and expenses (c)	681	197	-	484

Reported under US GAAP	$856,542	$176,124	$5,746	$672,001

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

	December 31, 2007
Consolidated Balance Sheets	Total assets	Total liabilities	Non-Controlling Interest	Shareholder’s Equity

Reported under Canadian GAAP	$762,903	$157,800	$5,486	$599,617
Amortization of non-producing property (a)	(1,534)	(429)	-	(1,105)
Increase in depletion expense (b)	(12,892)	(4,487)	-	(8,405)
Startup revenues and expenses (c)	681	197	-	484

Reported under US GAAP	$749,158	$153,081	$5,486	$590,591

	December 31, 2008
Consolidated Statement of Shareholder’s Equity	Share Capital	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total

Reported under Canadian GAAP	$655,517	$4,122	$26,234	$(232)	$685,641
Amortization of mineral property (a)	-	-	(916)	-	(916)
Debt issue costs (d)	-	3,273	(3,273)	-	-
Increase depletion expense (b)	-	-	(10,538)	-	(10,538)
Startup revenues and expenses (c)	-	-	484	-	484
Reported under US GAAP $	655,517	$7,395	$11,991	$(232)	$674,671

	December 31, 2007
Consolidated Statement of Shareholder’s Equity	Share Capital	Contributed Surplus	Retained Earnings/ (Deficit)	Accumulated Other Comprehensive Income (loss)	Total

Reported under Canadian GAAP	$592,402	$14,233	$1,632	$(8,650)	$599,617
Amortization of mineral property (a)	-	-	(1,105)	-	(1,105)
Debt issue costs (d)	-	3,273	(3,273)	-	-
Increase depletion expense (b)	-	-	(8,405)	-	(8,405)
Startup revenues and expenses (c)	-	-	484	-	484
Reported under US GAAP $	592,402	$17,506	$(10,667)	$(8,650)	$590,591

	December 31, 2006
Consolidated Statement of Shareholder’s Equity	Share Capital	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (loss)	Total

Reported under Canadian GAAP	$584,769	$14,485	$(87,228)	$-	$512,026
Amortization of mineral property (a)	-	-	(1,105)	-	(1,105)
Debt issue costs (d)	-	3,273	(3,273)	-	-
Increase depletion expense (b)	-	-	(7,484)	-	(7,484)
Available for sale securities (f)	-		(153)	153	-
Reported under US GAAP $	584,769	$17,758	$(99,243)	$153	$503,437

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

	December 31
Consolidated statement of operations	2008	2007	2006

Net income (Loss) reported under Canadian GAAP	$24,602	$88,860	$58,206
Amortization of mineral property (a)	189	(1)	-
Increase in depletion expense (b)	(2,133)	(921)	(1,933)
Unrealized (loss) gain on marketable securities (f)	-	-	(58)
Startup costs and revenue recognition (c)	-	484	-

Net income (loss) reported under US GAAP	$22,658	$88,422	$56,215

Consolidated Statements of Operations	2008	2007	2006
(Under US GAAP)
Revenue	$338,600	$302,702	$255,447
Expenses
Operating	199,032	168,413	124,608
General and Administrative	10,435	9,522	9,172
Depreciation, depletion, and amortization (a), (b)	49,445	30,617	20,564
Asset retirement and reclamation	2,687	2,860	2,457
Exploration and project development	5,494	3,362	8,040
Other expense	4,674	-	-
(Gain) on sale of assets	(998)	(12,425)	(7,483)
Write-down of assets	15,117	-	-
	285,886	202,349	157,358
Income before the under noted	52,714	100,353	98,089
Investment and other income (f)	2,704	5,929	5,177
Interest and financing expense	(951)	(660)	(573)
Gain (loss) on commodity and foreign currency contracts	(1,619)	5,345	(18,328)
Foreign exchange loss	(6,147)	-	-
Income (loss) before income taxes & non-controlling interest	46,701	110,967	84,345
Income tax provision (e)	(23,278)	(19,440)	(24,373)
Non-controlling interest	(765)	(3,105)	(3,777)
Net income (loss) for the year	$22,658	$88,422	$56,215

Earnings per share
Basic	$0.28	$1.16	$0.76
Diluted	$0.28	$1.12	$0.74

Weighted average number of common shares outstanding
Basic	80,236	76,453	73,628
Diluted	80,773	79,174	76,152

	December 31
Consolidated summarized statement of cash flows – US GAAP	2008	2007	2006

Cash flow provided by operating activities	$92,985	$67,361	$65,899
Cash flow used in investing activities	(168,822)	(99,489)	(160,737)
Cash flow provided by (used in) financing activities	50,711	3,696	145,894

Increase (decrease) in cash flow under GAAP	$(25,126)	$(28,432)	$51,056

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

a)	Mineral Property Expenditures

Under Canadian GAAP capitalized costs related to non-producing mineral properties are only amortized after the commencement of operations.  Prior to 2004, under US GAAP, the Company accounted for mineral rights as intangible assets, and accordingly mineral rights were amortized on a straight-line basis over the life of the mineral rights.  This resulted in the Company recording amortization of $1.7 million during 2003 with respect to mining rights acquired in 2003.  The Emerging Issues Task Force (EITF) reached a consensus, Issue No 04- 02, “Whether Mineral Rights are Tangible or Non-Tangible Assets”. The conclusion is that mineral rights are tangible assets and should be amortized over the productive life of the asset.  The Company has adopted this new guidance with effect from 2004 on a prospective basis.  The change has the affect of reducing amortization expense in the year ended December 31, 2004 by $1.7 million ($1.1 million net of income taxes). This change has the effect of conforming Canadian GAAP to US GAAP.  The reduction in amortization expense for 2008 and 2007, respectively, is $0.2 million and $0.0 million.

b)	Depreciation and Depletion

Under Canadian GAAP, depletion expense is calculated in reference to proven and probable reserves and a portion of resources, whereas under US GAAP, depletion is calculated based on proven and probable reserves only.  For 2008, the Company calculated an increase of depletion of $2.1 million, (2007 – $0.9 million), with a corresponding increase to accumulated depletion.  In addition, future income tax liability would decrease by $0.8 million  (2007 – $0.3 million), with a corresponding decrease to income tax expense.

c)	Startup Revenues and Expenses

Under Canadian GAAP, revenues and expenditures during the pre-operating period are treated as part of the cost of capital asset.  Under US GAAP, all revenues and expense after the completion of construction and during pre-operating will be recorded in the statement of operations.  The Company would have recorded the following under US GAAP:

2007
Sales	$1,638
Cost of sales	(616)
Depletion and amortization	(341)
Taxes	(197)
$484

d)	Convertible Debentures

In May 2003, FASB Statement No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” was issued.  This Statement requires that three types of financial instruments be reported as liabilities by their issuers.  Those types of instruments include: mandatory redeemable instruments, forward purchase contracts, written put options and other financial instruments not in the form of shares that either obligate the issuer to repurchase its equity shares and settle its obligation for cash or by transferring other assets; and certain financial instruments that include an obligation that may be settled in a variable number of equity shares, has a fixed or benchmark tied value at inception that varies inversely with the fair value of the equity shares.  SFAS 150 is effective for instruments entered into or modified after May 31, 2003.  Under Canadian GAAP the convertible debentures have been accounted for in accordance with CICA Handbook Section 3860.  Application of this section results in the principal component of the debenture being treated as equity.  Under US GAAP, liabilities at December 31, 2008 would increase by $Nil million (December 31, 2007 - $Nil million) and shareholders’ equity would decrease by a corresponding amount.  Debt issue expenses of $3.3 million would be reclassified from shareholders’ equity to assets and would initially be amortized over a three-year period based on the outstanding balance of the debentures.  During 2008 debt issue costs were $Nil, during 2007 debt issue costs were $Nil. The Company converted the remaining convertible debentures in 2007.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

e)	Income Taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years.  Under US GAAP, only enacted rates are used in the calculation of future income taxes.  This GAAP difference resulted in no difference in the financial position, results of operations or cash flows of the Company for the years presented.

As of January 1, 2007, the Company adopted, for U.S. GAAP purposes, FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”.  This interpretation clarifies financial statement recognition and disclosure requirements for uncertain tax positions taken or expected to be taken in a tax return.  Guidance is also provided on the derecognition of previously recognized tax benefits and the classification of tax liabilities on the balance sheet.  The adoption of this interpretation did not have a material impact on the Company’s Consolidated Financial Statements.  There have been no significant changes to the Company’s unrecognized tax benefits in the year ending December 31, 2008.

f)	Other Comprehensive Income

The Financial Accounting Standards Board (“FASB”) issued SFAS No. 130, “Reporting Comprehensive Income”, which was required to be adopted beginning on January 1, 1998.  SFAS 130 establishes standards for the reporting and display of comprehensive income (“OCI”) and its components. Additionally, under SFAS 115, portfolio investments classified as available-for-sale securities are recorded at market value.  The resulting gain and loss are included in determination of OCI.  The Company adopted Section 1530 on January 1, 2007, which aligns treatment of OCI the same in both US GAAP and Canadian GAAP.  The impacts of available-for-sale securities for the year ended December 31, 2008 and 2007, and 2006 are included in the following table:

	2008	2007	2006
Net income under US GAAP	$22,658	$88,422	$56,215
Unrealized gain (loss) on available securities	8,418	(8,803)	153
Comprehensive net income under US GAAP	$31,076	$79,619	$56,368

g)	Stock Based Compensation

Share-based benefits have been valued at fair value using the Black-Scholes option pricing model for option grants and the grant date fair market value for stock awards.  Compensation amounts have been expensed over the applicable vesting period.    Under Statement of Financial Accounting Standard (SFAS) No. 123R “Share Based Payment” certain of these stock-based awards granted are considered liability instruments under U.S. GAAP and would be measured at fair value at each reporting date.  The amount considered under this different treatment was deemed immaterial.

h)	Recently Adopted Accounting Pronouncements

Fair Value Accounting

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).  SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  The provisions of SFAS 159 are effective for the Company’s fiscal year beginning January 1, 2008.  The adoption of SFAS 159 did not have a material impact on the Company’s consolidated financial results.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  The provisions of SFAS 157 are effective for the Company’s fiscal year beginning January 1, 2008.  The adoption of SFAS 157 did not have a material impact on the Company’s consolidated financial results.

In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP FAS 157-3”), which clarifies the application of FASB Statement No. 157, “Fair Value Measurements” (“FAS 157”) in an inactive market.  The intent of this FSP is to provide guidance on how the fair value of a financial asset is to be determined when the market for that financial asset is inactive.  FSP FAS 157-3 states that determining fair value in an inactive market depends on the facts and circumstances, requires the use of significant judgment and in some cases, observable inputs may require significant adjustments based on unobservable data.  Regardless of the valuation technique used, and entity must include appropriate risk adjustments that market participants would make for nonperformance and liquidity risks when determining fair value of an asset in an inactive market. FSP FAS 157-3 was effective upon issuance.  The Company has incorporated the principles of FSP FAS 157-3 in determining the fair value of financial assets.

FAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by FAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at December 31, 2008
(in thousands of US dollars)	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	3,350	3,350	-	-
Investments	715	715	-	-
Unrealized gain on commodity and foreign currency contracts	10,829	-	10,829	-
Trade receivable from provisional concentrate sales, net	11,785	-	11,785	-
	$26,679	$4,065	$22,614	$-

Liabilities:
Unrealized loss on commodity and foreign currency contracts	$14,267	$-	$14,267	$-
	$14,267	$-	$14,267	$-

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

The Company’s cash instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities and U.S. Treasury securities.

The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the investment securities is calculated as the quoted market price of the investment equity security multiplied by the quantity of shares held by the Company.

The Company’s trade receivable from provisional concentrate sales is valued using quoted market prices based on the forward London Metal Exchange (“LME”) (copper) (zinc) and (lead) and the London Bullion Market Association P.M. fix (“London P.M. fix”) (gold) (silver) and as such is classified within Level 1 of the fair value hierarchy.

The Company’s unrealized gains and losses on commodity and foreign currency contracts are valued using quoted market prices in active markets and as such are classified as level 1 of the fair market value hierarchy.

The total amount of unrealized losses on Available for Sale Securities for the period was included in Accumulated other comprehensive income as a result of changes in market values and foreign exchange rates from December 31, 2008.

i)	Recent Accounting Pronouncements

Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“FAS 162”) which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP.  FAS 162 is effective 60 days following the Security and Exchange Commission’s (“SEC”) approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with GAAP.”  The Company does not expect the adoption of FAS 162 to have and impact on the Company’s consolidated financial position, results of operations or cash flows.

Accounting for the Useful Life of Intangible Assets

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”) which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”).  The intent of this FSP is to improve consistency between the useful life of a recognize intangible asset under FAS 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141, “Business Combinations” (“FAS 141”).  FSP142-3 is effective for the Company’s fiscal year beginning January 1, 2009 and will be applied prospectively to intangible assets acquired after the effective date.  The Company does not expect the adoption of FSP 142-3 to have an impact on the Company’s consolidated financial position, results of operations or cash flows.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2008, 2007, 2006
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Derivative Instruments

In March 2008, the FASB issued FASB Statement No. 161, “Disclosure about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (“FAS 161”) which provides revised guidance for enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and the related hedged items are accounted for under FAS 133, and how derivative instruments and the related hedged items affect an entity’s financial position, financial performance and cash flows.  FAS 161 is effective for the Company’s fiscal year beginning January 1, 2009.  The Company is currently evaluating the potential impact of adopting this statement on the Company’s derivative instrument disclosures.

Business Combinations

In December 2007, the Financial Accountings Standard Board (“FASB”) issued FASB Statement No. 141(R), “Business Combinations”, which amends SFAS No. 141, and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree.  It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  SFAS No. 141(R) is effective for the Company’s fiscal year beginning January 1, 2009 and is to be applied prospectively.

Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB issued FASB Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements- an amendment of ARB No. 51” which establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated.  SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.  SFAS No. 160 is effective for the Company’s fiscal year beginning January 1, 2009.  The Company is currently evaluating the potential impact of adopting this statement on the Company’s consolidated position, results of operations or cash flows.

23.	Subsequent Events

On February 12, 2009, Pan American closed a public offering of common shares (the “Offering”).  Pursuant to the Offering, the Company issued 6,371,000 common shares at a price of $16.25 per share, for aggregate gross proceeds of $103.5 million and total proceeds, net of underwriting fees and expenses, of $98.6 million, including the exercise in full of the underwriters’ over-allotment option.  The Company expects to use the net proceeds from the Offering to fund acquisitions, development programs on acquired mineral properties, working capital requirements and for other general corporate purposes.

625 Howe Street, Suite 1500
Vancouver, BC
Canada V6C 2T6

Tel: 604 684-1175
Fax: 604 684-0147

www.panamericansilver.com